Manulife

Second Quarter

Report to Shareholders

Three and six months ended

June 30, 2020

Manulife Financial Corporation

Manulife reports 2Q20 net income of $0.7 billion, core earnings of $1.6 billion, a strong LICAT capital ratio of 155%, and an expense efficiency ratio of 48.9%
Today, Manulife announced its 2Q20 results. Key highlights include:
◾	Net income attributed to shareholders of $0.7 billion in 2Q20, down $0.7 billion from 2Q19
◾	Core earnings[1] of $1.6 billion in 2Q20, up 5%[2] from 2Q19
◾	Strong LICAT ratio[3] of 155%
◾	Core ROE[1] of 12.2% and ROE of 5.5% in 2Q20
◾	NBV[1] of $384 million in 2Q20, down 22% from 2Q19
◾	APE sales[1] of $1.2 billion in 2Q20, down 15% from 2Q19
◾	WAM net inflows[1] of $5.1 billion in 2Q20 compared with neutral net flows in 2Q19
◾	Expense efficiency ratio[1] of 48.9% in 2Q20, a favourable decline of 3.6 percentage points from 2Q19
“In the face of ongoing uncertainty brought on by the COVID-19 pandemic, our teams across the globe continued to support the evolving needs of our customers, employees, and communities throughout a challenging second quarter. We’ve made meaningful investments over the last few years in Manulife’s digital transformation and the strong digital capabilities that we have in place, coupled with the accelerated rollouts of digital tools and platforms, have enabled us to continue to provide quality service to our existing customers and to those seeking to purchase our products,” said Manulife President & Chief Executive Officer Roy Gori.
“I am confident that Manulife is well positioned to navigate this challenging new environment. Our balance sheet and capital levels remain strong, we continue to make solid progress against our five priorities4 and we delivered solid core earnings of $1.6 billion, up 5% from the prior year quarter amid a challenging operating environment, which highlights the diversity and resilience of our businesses,” added Mr. Gori.
Phil Witherington, Chief Financial Officer, said, “Our Global Wealth and Asset Management business generated net inflows of $5.1 billion, driven by positive contributions from our institutional business. New business value in our insurance segments was affected by COVID-19 related impacts; however we saw positive momentum in Asia APE sales in the final month of the quarter which is encouraging.”
“Expense discipline is of even greater importance in the challenging operating conditions that we face and, by reducing core general expenses by 5% versus the prior year quarter, we delivered a 3.6 percentage point improvement in our expense efficiency ratio. Our expense efficiency program continues to progress well, and I am pleased to report that we expect to achieve our target of $1 billion of expense efficiencies by the end of 2020, two years ahead of schedule5,” added Mr. Witherington.
BUSINESS HIGHLIGHTS:
In 2Q20, we continued to leverage and enhance our digital capabilities, benefiting efforts to support our customers during the COVID-19 pandemic. In Asia, we furthered our commitment to digital enhancements and expanded our distribution capabilities, with approximately 97%6 of our product shelf now accessible to customers through non-face-to-face solutions. In addition, we continued to expand our agency force, growing our number of agents by 35% year-over-year. In Canada, we continued to improve the client experience, with approximately 97% of our product shelf accessible to customers virtually. We also expanded our partnership with Akira Health to provide a broader range of online medical services to our insurance clients to better support their health and wellness. In the U.S., approximately 80% of our product shelf is available to customers through virtual solutions. We launched JH eApp, a digital new business platform to simplify and accelerate the life insurance purchase experience and also launched a new, fully underwritten term life product which enables customers to purchase up to US$1 million in life insurance coverage digitally. In our Global Wealth and Asset Management business, we launched a new

[1]	Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales, net flows and expense efficiency ratio are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in our Second Quarter 2020 Management’s Discussion and Analysis (“2Q20 MD&A”) for additional information.
[2]
All percentage growth/declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2Q20 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).
[4]
Our strategic priorities include Portfolio Optimization, Expense Efficiency, Accelerate Growth, Digital Customer Leader and High Performing Team. For more information, please refer to “Strategic priorities progress update” in our 2019 Annual Report.

[5]	See “Caution regarding forward-looking statements” below.
[6]	This represents the percentage of 2019 APE sales that are currently available for sale via non-face-to-face methods.
Manulife Financial Corporation - Second Quarter 2020

retirement planner tool in the U.S. to deliver an innovative and engaging way for customers to visualize and plan for their retirement. We also completed the formation of our previously announced joint venture with Mahindra Finance in India.
FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	2Q20	2Q19	2020	2019
Profitability:
Net income attributed to shareholders	$727	$1,475	$2,023	$3,651
Core earnings(1)	$1,561	$1,452	$2,589	$3,000
Diluted earnings per common share ($)	$0.35	$0.73	$1.00	$1.81
Diluted core earnings per common share ($)(1)	$0.78	$0.72	$1.29	$1.48
Return on common shareholders’ equity (“ROE”)	5.5%	12.9%	7.9%	16.4%
Core ROE(1)	12.2%	12.7%	10.2%	13.4%
Expense efficiency ratio(1)	48.9%	52.5%	53.9%	51.2%
Performance:
Asia new business value	$298	$364	$654	$775
Canada new business value	$46	$65	$123	$127
U.S. new business value	$40	$50	$76	$96
Total new business value(1)	$384	$479	$853	$998
Asia APE sales	$784	$915	$1,868	$2,251
Canada APE sales	$238	$290	$614	$551
U.S. APE sales	$154	$154	$295	$297
Total APE sales(1)	$1,176	$1,359	$2,777	$3,099
Wealth and asset management net flows ($ billions)(1)	$5.1	$0.0	$8.3	$(1.4)
Wealth and asset management gross flows ($ billions)(1)	$33.1	$25.5	$71.2	$53.4
Wealth and asset management assets under management and administration ($ billions)(1)	$696.9	$653.1	$696.9	$653.1
Financial Strength:
MLI’s LICAT ratio	155%	144%	155%	144%
Financial leverage ratio	26.0%	26.4%	26.0%	26.4%
Book value per common share ($)	$25.14	$22.89	$25.14	$22.89
Book value per common share excluding AOCI ($)	$20.36	$19.52	$20.36	$19.52
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2Q20 MD&A for additional information.
PROFITABILITY:
Reported net income attributed to shareholders of $0.7 billion in 2Q20, down $0.7 billion from 2Q19
Net income attributed to shareholders includes 2Q20 core earnings, as well as charges from investment-related experience and the direct impact of interest rates, driven by the narrowing corporate spreads and the steepening of the yield curve in the U.S., partially offset by gains from the sale of available-for-sale (“AFS”) bonds held in Corporate and Other, and gains from the direct impact of equity markets and variable annuity guarantee liabilities from a global equity market rebound. Investment-related experience in 2Q20 reflected lower-than-expected returns (including fair value changes) on our alternative long-duration asset (“ALDA”) portfolio, including private equities, real estate and oil and gas.
Achieved core earnings of $1.6 billion in 2Q20, an increase of 5% compared with 2Q19
The increase in core earnings in 2Q20 compared with 2Q19 was driven by favourable policyholder experience, the favourable impact of markets on seed money investments in segregated funds and mutual funds, and the impact of in-force business growth in Asia. These items were partially offset by the absence of core investment gains1 in the quarter (compared with gains in the prior year quarter), lower new business volumes, primarily due to lower levels of activity related to COVID-19, and lower investment income in Corporate and Other.

[1]	This item is a non-GAAP measure. See "Performance and non-GAAP measures” below and in our 2Q20 MD&A for additional information.

Manulife Financial Corporation - Second Quarter 2020

Estimate a third quarter of 2020 (“3Q20”) post-tax charge of approximately $200 million for the annual review of actuarial methods and assumptions
In 3Q20, we will complete our annual review of actuarial methods and assumptions. While this review is not complete, preliminary indications suggest that there will be a net post-tax charge to net income attributed to shareholders of approximately $200 million in 3Q20.1 Assumptions being reviewed this year include lapse assumptions for Canada and Japan life insurance, certain mortality assumptions in all segments, a complete review of our Canada variable annuities assumptions, as well as certain methodology refinements.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $384 million in 2Q20, a decrease of 22% compared with 2Q19
In Asia, NBV decreased 21% to $298 million primarily due to a decrease in APE sales in Hong Kong, Japan and Asia Other2 and a decline in interest rates in Hong Kong, partially offset by a more favourable business mix in Asia Other. In Canada, NBV of $46 million was down 29% from 2Q19, primarily due to lower sales volumes. In the U.S., NBV of $40 million was down 22% from 2Q19, primarily due to the impact of lower interest rates and lower sales due to COVID-19.
Annualized premium equivalent (“APE”) sales of $1.2 billion in 2Q20, a decrease of 15% compared with 2Q19
In Asia, APE sales decreased 17% mainly due to the adverse impact of COVID-19. Sales improved in the latter part of the quarter following the relaxation of some containment measures in certain markets in Asia. As a result, APE sales in June 2020 increased 4% compared with the same period of 2019. Hong Kong APE sales decreased 8% driven by lower sales to mainland Chinese visitors due to COVID-19 travel restrictions, partially offset by an increase in demand from local customers. Japan APE sales decreased 18% due to a nationwide COVID-19 state of emergency in April and May, which restricted the mobility of our distributors and customers. Asia Other APE sales decreased 21% as COVID-19 containment measures were imposed across numerous markets, partially offset by an increase in sales in mainland China and Vietnam, where COVID-19 containment measures were gradually relaxed during 2Q20. In Canada, APE sales decreased 18% primarily driven by variability in the large-case group insurance market. In the U.S., APE sales declined 3% compared with the prior year quarter due to the net impact of COVID-19.
Reported Global Wealth and Asset Management net inflows of $5.1 billion in 2Q20, compared with neutral net flows in 2Q19
Net inflows in Asia were neutral in 2Q20, compared with net inflows of $1.7 billion in 2Q19, driven by higher redemptions of retail funds in mainland China and higher redemptions in institutional asset management. Net inflows in Canada were $8.4 billion in 2Q20 compared with net inflows of $0.1 billion in 2Q19, reflecting the funding of a $6.9 billion mandate from a new institutional client and the non-recurrence of a large-case retirement plan redemption in 2Q19. Net outflows in the U.S. were $3.3 billion in 2Q20 compared with net outflows of $1.8 billion in 2Q19, driven by outflows in retirement, from the redemption of a large-case plan, and outflows in retail, from portfolio rebalancing by several large advisors. These outflows were partially offset by lower institutional redemptions.

[1]	See “Caution regarding forward-looking statements” below.
[2]	Asia Other excludes Hong Kong and Japan.
Manulife Financial Corporation - Second Quarter 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of August 5, 2020, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2020 and the MD&A and audited Consolidated Financial Statements contained in our 2019 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our 2019 Annual Information Form, “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2019 Annual Report and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated.
Contents

A. TOTAL COMPANY PERFORMANCE
1. Profitability
2. Business Performance
3. Financial strength
4. Revenue
5. Assets under management and administration
6. Impact of fair value accounting
7. Impact of foreign currency exchange rates
8. Business highlights
9. Annual review of actuarial methods and assumptions
B. PERFORMANCE BY SEGMENT
1. Asia
2. Canada
3. U.S.
4. Global Wealth and Asset Management
5. Corporate and Other

C. RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Variable annuity and segregated fund guarantees
2. Caution related to sensitivities
3. Publicly traded equity performance risk
4. Interest rate and spread risk sensitivities and exposure measures
5. Alternative long-duration asset performance risk
6. Credit risk exposure measures
7. Risk factors - Pandemic risk and potential implications of COVID-19
8. Risk Factors - Global outlook and economic uncertainties
D. CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
1. Critical actuarial and accounting policies
2. Sensitivity of policy liabilities to asset related assumptions
3. Accounting and reporting changes
E. OTHER
1. Outstanding shares - selected information
2. Legal and regulatory proceedings
3. Performance and non-GAAP measures
4. Caution regarding forward-looking statements
5. Quarterly financial information
6. Other

Manulife Financial Corporation - Second Quarter 2020

A TOTAL COMPANY PERFORMANCE
A1 Profitability
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q20	1Q20	2Q19	2020	2019
Net income attributed to shareholders	$727	$1,296	$1,475	$2,023	$3,651
Core earnings(1)	$1,561	$1,028	$1,452	$2,589	$3,000
Diluted earnings per common share ($)	$0.35	$0.64	$0.73	$1.00	$1.81
Diluted core earnings per common share ($)(1)	$0.78	$0.51	$0.72	$1.29	$1.48
Return on common shareholders’ equity (“ROE”)	5.5%	10.4%	12.9%	7.9%	16.4%
Core ROE(1)	12.2%	8.2%	12.7%	10.2%	13.4%
Expense efficiency ratio(1)	48.9%	60.0%	52.5%	53.9%	51.2%

(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Quarterly profitability
Manulife’s net income attributed to shareholders was $727 million in the second quarter of 2020 (“2Q20”) compared with $1,475 million in the second quarter of 2019 (“2Q19”). Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,561 million in 2Q20 compared with $1,452 million in 2Q19, and items excluded from core earnings, which amounted to a net charge of $834 million in 2Q20 compared with a net gain of $23 million in 2Q19. The effective tax rate on net income attributed to shareholders was 0% compared with 15% in 2Q19, reflecting differences in the jurisdictional mix of pre-tax profits and losses in these periods.
Net income attributed to shareholders includes 2Q20 core earnings, as well as charges from investment-related experience and the direct impact of interest rates, driven by the narrowing corporate spreads and the steepening of the yield curve in the U.S., partially offset by gains from the sale of available-for-sale (“AFS”) bonds held in Corporate and Other, and gains from the direct impact of equity markets and variable annuity guarantee liabilities from a global equity market rebound. Investment-related experience in 2Q20 reflected lower-than-expected returns (including fair value changes) on our alternative long-duration asset (“ALDA”) portfolio, including private equities, real estate and oil and gas.
Core earnings increased $0.1 billion or 5% compared with 2Q19.2 The increase in core earnings was driven by favourable policyholder experience, the favourable impact of markets on seed money investments in segregated funds and mutual funds, and the impact of in-force business growth in Asia. These items were partially offset by the absence of core investment gains1 in the quarter (compared with gains in the prior year quarter), lower new business volumes, primarily due to the lower level of activity related to COVID-19, and lower investment income in Corporate and Other. Core earnings in 2Q20 included net policyholder experience gains of $177 million post-tax ($222 million pre-tax) compared with charges of $35 million post-tax ($49 million pre-tax) in 2Q19.3 Reinsurance and ALDA portfolio mix actions to improve the capital efficiency of our legacy businesses resulted in $11 million lower core earnings in 2Q20 compared with 2Q19.
Year-to-date profitability
Net income attributed to shareholders for the 6 months ended June 30, 2020 was $2,023 million compared with $3,651 million for the 6 months ended June 30, 2019. Year-to-date core earnings amounted to $2,589 million in 2020 compared with $3,000 million in the same period of 2019, and items excluded from year-to-date core earnings amounted to a net charge of $566 million in 2020 compared with a net gain of $651 million in the same period of 2019. The effective tax rate on year-to-date net income attributed to shareholders was 23% compared with 14% for the same period in 2019, reflecting differences in the jurisdictional mix of pre-tax profits and losses in these periods.
The decrease of $1,628 million in year-to-date net income attributed to shareholders in 2020 compared with 2019 reflects a reduction in core earnings of $411 million and a net charge of $566 million in items excluded from core earnings in 2020 compared with a net gain in items excluded from core earnings of $651 million in 2019.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

[2]
Percentage growth / declines in core earnings, APE sales, gross flows, net flows, NBV, assets under management and administration, assets under management, core EBITDA and Global Wealth and Asset Management revenue are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See “Performance and non-GAAP measures” below.

[3]
Policyholder experience includes gains of $17 million post-tax in 2Q20 (2Q19 – gains of $21 million post-tax) from the release of margins on medical policies in Hong Kong that have lapsed for customers who have opted to change their existing policies to the new Voluntary Health Insurance Scheme (“VHIS”) products. These gains did not have a material impact on core earnings as they were mostly offset by new business strain.

Manulife Financial Corporation - Second Quarter 2020

The $411 million or 15% reduction in year-to-date core earnings compared with the same period of 2019 was driven by the absence of core investment gains (compared with gains in the same period of 2019), lower investment income in Corporate and Other, including the unfavourable impact of markets on seed money investments in segregated funds and mutual funds, and lower new business volumes in Japan, partially offset by favourable policyholder experience and the impact of in-force business growth in Asia. Year-to-date net policyholder experience gains were $135 million post-tax ($153 million pre-tax) in 2020 compared with charges of $16 million post-tax ($31 million pre-tax) in the same period of 2019.1 Year-to-date reinsurance and ALDA portfolio mix actions to improve the capital efficiency of our legacy businesses resulted in $25 million lower core earnings in 2020 compared with 2019.
Core earnings by segment and the items excluded from core earnings are outlined in the tables below. On a year-to-date basis, the items excluded from core earnings were a net charge of $566 million in 2020 consisting of a net charge in investment-related experience, partially offset by a net gain from the direct impact of markets, tax related items and reinsurance transactions.
Core earnings by segment and components of items excluded from core earnings
Core Earnings by Segment(1)	Quarterly Results			YTD Results
($ millions, unaudited)	2Q20	1Q20	2Q19	2020	2019
Asia	$489	$491	$471	$980	$991
Canada	342	237	312	579	595
U.S.	602	416	441	1,018	916
Global Wealth and Asset Management	238	250	242	488	475
Corporate and Other (excluding core investment gains)	(110)	(366)	(114)	(476)	(177)
Core investment gains(1),(2)	-	-	100	-	200
Total core earnings	$1,561	$1,028	$1,452	$2,589	$3,000

(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
(2)
As outlined in our definition of core earnings in section E3: Up to $400 million of net favourable investment-related experience will be reported in core earnings in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle.

Items excluded from core earnings	Quarterly Results			YTD Results
($ millions, unaudited)	2Q20	1Q20	2Q19	2020	2019
Investment-related experience outside of core earnings(1)	$(916)	$(608)	$146	$(1,524)	$473
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(2)	73	792	(144)	865	105
Direct impact of equity markets and variable annuity guarantee liabilities	568	(1,309)	2	(741)	369
Fixed income reinvestment rates assumed in the valuation of policy liabilities	(1,995)	1,684	(174)	(311)	(334)
Sale of AFS bonds and, impact of derivative positions in the Corporate and Other segment	1,500	417	28	1,917	70
Reinsurance transactions(3)	9	12	63	21	115
Tax related items and other(4)	-	72	(42)	72	(42)
Items excluded from core earnings	$(834)	$268	$23	$(566)	$651

(1)
Total investment-related experience in 2Q20 was a net charge of $916 million, compared with a net gain of $246 million in 2Q19, and in accordance with our definition of core earnings, we included no investment-related experience gains in core earnings and a $916 million charge in items excluded from core earnings in 2Q20 (gains of $100 million and $146 million, respectively, in 2Q19). Investment-related experience charges in 2Q20 reflected lower-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”) primarily driven by fair value losses on private equity, real estate and oil and gas. Investment-related experience gains in 2Q19 reflected higher-than-expected returns (including fair value changes) on ALDA and strong credit experience.

(2)
The direct impact of markets was a net gain of $73 million in 2Q20 driven by gains on the sale of available-for-sale (“AFS”) bonds, a global equity market rebound, mostly offset by lower fixed income reinvestment rates. The charge in fixed income reinvestment rates reflected the narrowing of corporate spreads and the steepening of the yield curve primarily in the U.S. The direct impact of markets was a net charge of $144 million in 2Q19, mostly related to the narrowing of corporate spreads.

(3)	Reinsurance transactions in Asia contributed gains of $9 million in 2Q20. In 2Q19, reinsurance transactions in legacy businesses in the U.S. contributed a gain of $63 million.
(4)	Tax and other items in 2Q19 primarily related to the impact of tax rate changes in the province of Alberta.

[1]
Year-to-date policyholder experience includes gains of $34 million post-tax in 2020 (2019 – gains of $21 million post-tax) from the release of margins on medical policies in Hong Kong that have lapsed for customers who have opted to change their existing policies to the new Voluntary Health Insurance Scheme (“VHIS”) products. These gains did not have a material impact on year-to-date core earnings as they were mostly offset by new business strain.

Manulife Financial Corporation - Second Quarter 2020

A2 Business Performance(1)
	Quarterly Results			YTD Results
($ millions, unaudited)	2Q20	1Q20	2Q19	2020	2019
Asia APE sales	$784	$1,084	$915	$1,868	$2,251
Canada APE sales	$238	$376	$290	$614	$551
U.S. APE sales	$154	$141	$154	$295	$297
Total APE sales	$1,176	$1,601	$1,359	$2,777	$3,099
Asia new business value	$298	$356	$364	$654	$775
Canada new business value	$46	$77	$65	$123	$127
U.S. new business value	$40	$36	$50	$76	$96
Total new business value	$384	$469	$479	$853	$998
Wealth and asset management net flows ($ billions)	$5.1	$3.2	$0.0	$8.3	$(1.4)
Wealth and asset management gross flows ($ billions)	$33.1	$38.2	$25.5	$71.2	$53.4
Wealth and asset management assets under management and administration ($ billions)	$696.9	$636.2	$653.1	$696.9	$653.1

(1)	These items are non-GAAP measures. See “Performance and non-GAAP measures” below.
Annualized premium equivalent (“APE”) sales1 were $1.2 billion in 2Q20, a decrease of 15% compared with 2Q19. In Asia, APE sales decreased 17% compared with 2Q19 mainly due to the adverse impact of COVID-19. Sales improved in the latter part of the quarter following the relaxation of some containment measures in certain markets in Asia. As a result, APE sales in June 2020 increased 4% compared with the same period of 2019. Hong Kong APE sales decreased 8% compared with 2Q19 driven by lower sales to mainland Chinese visitors due to COVID-19 travel restrictions, partially offset by an increase in demand from local customers. Japan APE sales decreased 18% compared with 2Q19 due to a nationwide COVID-19 state of emergency in April and May, which restricted the mobility of our distributors and customers. Asia Other2 APE sales decreased 21% compared with 2Q19 as COVID-19 containment measures were imposed across numerous markets, partially offset by an increase in sales in mainland China and Vietnam, where COVID-19 containment measures were gradually relaxed during 2Q20. In Canada, APE sales decreased 18% compared with 2Q19 primarily driven by variability in the large-case group insurance market. In the U.S., APE sales declined 3% compared with 2Q19 due to the net impact of COVID-19.
Year-to-date APE sales of $2.8 billion in 2020 were 12% lower than the same period of 2019, driven by lower sales in Asia and the U.S. partially offset by higher sales in Canada.
New business value (“NBV”)1 was $384 million in 2Q20, a decrease of 22% compared with 2Q19. In Asia, NBV decreased 21% compared with 2Q19 to $298 million primarily due to a decrease in APE sales in Hong Kong, Japan and Asia Other and a decline in interest rates in Hong Kong, partially offset by a more favourable business mix in Asia Other. In Canada, NBV of $46 million was down 29% compared with 2Q19, primarily due to lower sales volumes. In the U.S., NBV of $40 million was down 22% compared with 2Q19, primarily due to the impact of lower interest rates and lower sales due to COVID-19.
Year-to-date NBV was $853 million in 2020, a decrease of 16% compared with the same period of 2019 primarily due to lower NBV in Japan as a result of lower sales and an unfavourable business mix.
Wealth and asset management (“WAM”) reported net inflows1 of $5.1 billion in 2Q20 compared with neutral net flows in 2Q19. Net inflows in Asia were neutral in 2Q20, compared with net inflows of $1.7 billion in 2Q19, driven by higher redemptions of retail funds in mainland China and higher redemptions in institutional asset management. Net inflows in Canada were $8.4 billion in 2Q20 compared with net inflows of $0.1 billion in 2Q19, reflecting the funding of a $6.9 billion mandate from a new institutional client and the non-recurrence of a large-case retirement plan redemption in 2Q19. Net outflows in the U.S. were $3.3 billion in 2Q20 compared with net outflows of $1.8 billion in 2Q19, driven by outflows in retirement, from the redemption of a large-case plan, and outflows in retail, from portfolio rebalancing by several large advisors. These outflows were partially offset by lower institutional redemptions.
Year-to-date net inflows were $8.3 billion in 2020, compared with net outflows of $1.4 billion in the same period of 2019, primarily driven by significantly higher institutional net inflows in Canada.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
[2]	Asia Other excludes Japan and Hong Kong.
Manulife Financial Corporation - Second Quarter 2020

A3 Financial strength
	Quarterly Results			YTD Results
(unaudited)	2Q20	1Q20	2Q19	2020	2019
MLI’s LICAT ratio	155%	155%	144%	155%	144%
Financial leverage ratio	26.0%	23.0%	26.4%	26.0%	26.4%
Total consolidated capital ($ billions)(1)	$61.8	$63.2	$58.2	$61.8	$58.2
Book value per common share ($)	$25.14	$26.53	$22.89	$25.14	$22.89
Book value per common share excluding AOCI ($)	$20.36	$20.29	$19.52	$20.36	$19.52

(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2020 was 155%, which was the same level as the ratio as at March 31, 2020. The adverse impact from the narrowing of corporate spreads was mainly offset by net capital issuances and favourable equity markets.
MFC’s LICAT ratio was 143% as at June 30, 2020, compared with 146% as at March 31, 2020. The difference between the MLI and MFC ratios as at June 30, 2020 was largely due to the $5.7 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed to MLI, it qualifies as regulatory capital at the MLI level.
MFC’s financial leverage ratio as at June 30, 2020 was 26.0%, an increase of 3.0 percentage points from 23.0% as at March 31, 2020. The increase in the ratio was driven by net issuances of Canadian and U.S. dollar denominated debt, and the unfavourable impact of a stronger Canadian dollar.
MFC’s total consolidated capital1 was $61.8 billion as at June 30, 2020, an increase of $4.4 billion compared with $57.4 billion as at December 31, 2019. The increase was primarily driven by the impact of a weaker Canadian dollar, an increase in the unrealized gain balance of AFS debt securities, growth in retained earnings and the net issuance of subordinated debt.
Book value per common share as at June 30, 2020 was $25.14, an increase of 8% compared with $23.25 as at December 31, 2019. Book value per common share excluding accumulated other comprehensive income (“AOCI”) was $20.36 as at June 30, 2020, an increase of 2% compared with $19.94 as at December 31, 2019. Common shareholders’ equity increased for similar reasons as outlined above. The number of common shares outstanding was 1,939 million as at June 30, 2020 and was 1,949 million as at December 31, 2019.
A4 Revenue
	Quarterly Results			YTD Results
($ millions, unaudited)	2Q20	1Q20	2Q19	2020	2019
Gross premiums	$9,538	$10,725	$9,829	$20,263	$20,016
Premiums ceded to reinsurers	(1,305)	(1,370)	(1,138)	(2,675)	(3,011)
Net premium income	8,233	9,355	8,691	17,588	17,005
Investment income	5,262	3,284	3,710	8,546	7,457
Other revenue	2,365	2,980	2,634	5,345	5,196
Revenue before realized and unrealized investment gains and losses	15,860	15,619	15,035	31,479	29,658
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program	11,626	4,558	7,185	16,184	16,111
Total revenue	$27,486	$20,177	$22,220	$47,663	$45,769
Total revenue in 2Q20 was $27.5 billion compared with $22.2 billion in 2Q19. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized investment gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedge program, a component of revenue (see “Impact of fair value accounting” below). Accordingly, we discuss specific drivers of revenue in each segment before realized and unrealized investment gains and losses in section B “Performance by Segment” below.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Second Quarter 2020

2Q20 revenue before realized and unrealized investment gains and losses of $15.9 billion increased $0.8 billion compared with 2Q19 primarily due to higher investment income in the Corporate and Other segment from higher realized gains on the sale of AFS bonds and the favourable impact of markets on seed money investments in segregated funds and mutual funds. This was partially offset by lower premium income partly due to lower new business volumes.
Net realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a net gain of $11.6 billion in 2Q20 compared with a net gain of $7.2 billion in 2Q19. The 2Q20 gain was primarily due to the net impact of interest rate declines and improving equity markets in North America. The 2Q19 gain was primarily due to an overall decrease in interest rates in North America.
On a year-to-date basis, revenue before net realized and unrealized investment gains and losses of $31.5 billion was $1.8 billion higher than the same period of 2019 due to higher investment income, a one-time ceded premium from the reinsurance of legacy annuity business in 2019 and the impact of changes in foreign currency exchange rates. Net realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a net gain of $16.2 billion in 2020 compared with a net gain of $16.1 billion in 2019. The year-to-date gain in 2020 was primarily due to the impact of interest rate declines in North America. The impact of declines in equity markets in the first 6 months of 2020 on our equity holdings was more than offset by gains from derivatives hedging our equity exposure. The key driver of the fair value impact on a year-to-date basis in 2019 was similar to the factors noted above for the quarter.
See “Impact of fair value accounting” below.
A5	Assets under management and administration (“AUMA”)[1]
AUMA as at June 30, 2020 was $1.2 trillion, in line with December 31, 2019, primarily due to year-to-date net inflows offset by the unfavourable impact of markets.
A6	Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The difference between the reported amounts of our assets and liabilities determined as of the balance sheet date and the immediately preceding balance sheet date in accordance with the applicable fair value accounting principles is reported as investment-related experience and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see “Profitability” section above for discussion of 2Q20 experience).
Net realized and unrealized investment gains on assets supporting insurance and investment contract liabilities and on the macro hedge program were $11.6 billion for 2Q20 (2Q19 – net gains of $7.2 billion) and on a year-to-date basis, were $16.2 billion for 2020 (2019 – net gains of $16.1 billion). See “Revenue” section above for discussion of results.
As outlined in “Critical Actuarial and Accounting Policies” in the MD&A in our 2019 Annual Report, net insurance contract liabilities, under IFRS 4, are determined using Canadian Asset Liability Method (“CALM”), as required by the Canadian Institute of Actuaries (“CIA”). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss). See description of investment-related experience in “Performance and non-GAAP measures” below.
As noted in “Critical Actuarial and Accounting Policies – Future Accounting and Reporting Changes” in the MD&A in our 2019 Annual Report, IFRS 17 is expected to replace IFRS 4 and therefore CALM. In June 2020, the IASB deferred the effective date of the IFRS 17 implementation to January 1, 2023. The new standard will materially change insurance contract measurement and the timing of recognition of earnings. The measurement of the discount rate used to estimate the present value of insurance contract liabilities and the reporting of new business gains are among the more significant changes. We reported $161 million (post-tax) of new business gains in net income attributed to shareholders in 2Q20 (2Q19 - $159 million) and $311 million (post-tax) for year-to-date 2020 (2019 - $384 million). Under IFRS 17, new business gains are recorded on the balance sheet (in the contractual service margin component of the insurance contract liability) and are amortized into income as services are provided.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Second Quarter 2020

A7	Impact of foreign currency exchange rates
Changes in foreign currency exchange rates increased core earnings by $43 million in 2Q20 compared with 2Q19 primarily due to a weaker Canadian dollar compared with the U.S. dollar. Changes in foreign currency exchange rates increased year-to-date core earnings by $55 million in 2020 compared with the same period of 2019. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.
A8	Business highlights
In 2Q20, we continued to leverage and enhance our digital capabilities, benefiting efforts to support our customers during the COVID-19 pandemic. In Asia, we furthered our commitment to digital enhancements and expanded our distribution capabilities, with approximately 97%1 of our product shelf now accessible to customers through non-face-to-face solutions. In addition, we continued to expand our agency force, growing our number of agents by 35% year-over-year. In Canada, we continued to improve the client experience, with approximately 97% of our product shelf accessible to customers virtually. We also expanded our partnership with Akira Health to provide a broader range of online medical services to our insurance clients to better support their health and wellness. In the U.S., approximately 80% of our product shelf is available to customers through virtual solutions. We launched JH eApp, a digital new business platform to simplify and accelerate the life insurance purchase experience and also launched a new, fully underwritten term life product which enables customers to purchase up to US$1 million in life insurance coverage digitally. In our Global Wealth and Asset Management business, we launched a new retirement planner tool in the U.S. to deliver an innovative and engaging way for customers to visualize and plan for their retirement. We also completed the formation of our previously announced joint venture with Mahindra Finance in India.
A9	Annual review of actuarial methods and assumptions
In the third quarter of 2020 (“3Q20”), we will complete our annual review of actuarial methods and assumptions. While this review is not complete, preliminary indications suggest that there will be a net post-tax charge to net income attributed to shareholders of approximately $200 million in 3Q20.2 Assumptions being reviewed this year include lapse assumptions for Canada and Japan life insurance, certain mortality assumptions in all segments, a complete review of our Canada variable annuities assumptions, as well as certain methodology refinements.
B PERFORMANCE BY SEGMENT
B1	Asia
($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q20	1Q20	2Q19	2020	2019
Net income attributed to shareholders(1)	$377	$95	$476	$472	$1,171
Core earnings(1)	489	491	471	980	991
Annualized premium equivalent sales	784	1,084	915	1,868	2,251
New business value	298	356	364	654	775
Revenue	8,511	4,477	6,696	12,988	15,447
Revenue before realized and unrealized investment gains and losses(2)	5,391	6,839	5,607	12,230	11,668
Assets under management ($ billions)	132.1	128.6	114.1	132.1	114.1
U.S. dollars
Net income attributed to shareholders(1)	US$ 272	US$ 71	US$ 357	US$ 343	US$ 879
Core earnings(1)	353	365	352	718	743
Annualized premium equivalent sales	567	806	685	1,373	1,690
New business value	215	265	272	480	581
Revenue	6,145	3,329	5,007	9,474	11,591
Revenue before realized and unrealized investment gains and losses(2)	3,893	5,086	4,194	8,979	8,754
Assets under management ($ billions)	96.9	90.6	87.2	96.9	87.2

(1)	See “Performance and non-GAAP measures” for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	See section A6 “Impact of fair value accounting”.

[1]	This represents the percentage of 2019 APE sales that are currently available for sale via non-face-to-face methods.
[2]	See “Caution regarding forward-looking statements” below.
Manulife Financial Corporation - Second Quarter 2020

Asia’s net income attributed to shareholders was $377 million in 2Q20 compared with $476 million in 2Q19. Net income attributed to shareholders is comprised of core earnings, which was $489 million in 2Q20 compared with $471 million in 2Q19, and items excluded from core earnings, which amounted to a net charge of $112 million in 2Q20 compared with a net gain of $5 million in 2Q19. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, core earnings reflected a net $16 million favourable impact due to changes in foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$272 million in 2Q20 compared with US$357 million in 2Q19 and core earnings were US$353 million in 2Q20 compared with US$352 million in 2Q19. Items excluded from core earnings were a net charge of US$81 million in 2Q20 compared with a net gain of US$5 million in 2Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings in 2Q20 increased 1% compared with 2Q19. In-force business growth across Asia and improved policyholder experience as a result of lower medical claims was mostly offset by lower new business volumes driven by the adverse impact of COVID-19.
Year-to-date net income attributed to shareholders was US$343 million in 2020 compared with US$879 million in the same period of 2019. Year-to-date core earnings of US$718 million in 2020 decreased 3% compared with the same period of 2019 driven by lower new business volume in Japan, partially offset by in-force business growth across Asia and improved policyholder experience. Items excluded from year-to-date core earnings were a net charge of US$375 million in 2020 compared with a net gain of US$136 million for the same period of 2019 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below). Expressed in Canadian dollars, year-to-date core earnings reflected a net $21 million favourable impact of changes in foreign currency exchange rates versus the Canadian dollar.
APE sales in 2Q20 were US$567 million, a decrease of 17% compared with 2Q19 mainly driven by the adverse impact of COVID-19. Sales improved in the latter part of the quarter following the relaxation of some containment measures in certain markets in Asia. As a result, APE sales in June 2020 increased 4% compared with the same period of 2019. NBV in 2Q20 was US$215 million, a 21% decrease compared with 2Q19 mainly driven by the decrease in APE sales. Year-to-date APE sales were US$1,373 million in 2020, a decrease of 19% compared with the same period of 2019 mainly driven by the adverse impact of COVID-19 as mentioned above as well as accelerated sales of COLI products in 1Q19 in anticipation of a change in tax regulations. Year-to-date, NBV in 2020 was US$480 million, a 17% decrease compared with the same period of 2019, reflecting the impact of lower sales and lower interest rates partially offset by favourable business mix. New business value margin (“NBV margin”)1 was 41.0 % in 2Q20 compared with 42.2% in 2Q19.
•
Japan APE sales in 2Q20 were US$113 million, a decrease of 18% compared with 2Q19 driven by a nationwide COVID-19 state of emergency in April and May which restricted the mobility of our distributors and customers. Japan NBV in 2Q20 of US$22 million decreased 58% compared with 2Q19 due to lower APE sales and higher COLI mix. Japan NBV margin was 19.4% in 2Q20, a decrease of 17.9 percentage points compared with 2Q19.

•
Hong Kong APE sales in 2Q20 were US$184 million, an 8% decrease compared with 2Q19. The decrease in sales to mainland Chinese visitors as a result of COVID-19 travel restrictions was partially offset by an increase in demand from local customers. Hong Kong NBV in 2Q20 of US$102 million decreased 13% compared with 2Q19 as a result of lower sales and a decline in interest rates. Hong Kong NBV margin was 55.6% in 2Q20, a decrease of 3.3 percentage points compared with 2Q19.

•
Asia Other APE sales in 2Q20 were US$270 million, a 21% decrease compared with 2Q19 resulting from the impact of COVID-19. We experienced lower sales in Singapore, Philippines and Indonesia where COVID-19 containment measures were implemented in April. In mainland China and Vietnam, where COVID-19 containment measures were relaxed in 2Q20, APE sales increased compared with 2Q19. Asia Other NBV in 2Q20 of US$91 million decreased 10% compared with 2Q19, primarily as a result of the lower sales and positive impact of a change in tax regulations in 2Q19 partially offset by a favourable product mix. Asia Other NBV margin was 40.0% in 2Q20, an increase of 6.3 percentage points compared with 2Q19.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Second Quarter 2020

Revenue was US$6.1 billion in 2Q20 compared with US$5.0 billion in 2Q19. Revenue before realized and unrealized investment gains and losses was US$3.9 billion in 2Q20, a decrease of US$0.3 billion compared with 2Q19, driven by lower new business volumes. Year-to-date revenue was US$9.5 billion in 2020 compared with US$11.6 billion in the same period of 2019. Year-to-date revenue before realized and unrealized investment gains and losses was US$9.0 billion in 2020, compared with US$8.8 billion in the same period of 2019.
Assets under management1 were US$96.9 billion as at June 30, 2020, an increase of US$3.5 billion or 4% compared with December 31, 2019, due to net customer inflows of US$4.4 billion, partially offset by the unfavourable impact of markets over the past six months.
Business highlights – We furthered our commitment to digital enhancements and expanded our distribution capabilities, with approximately 97% of our product shelf now accessible to customers through non-face-to-face solutions. In addition, we have continued to expand our agency force, growing the number of agents by 35% over the past year.
B2 Canada
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q20	1Q20	2Q19	2020	2019
Net income (loss) attributed to shareholders(1)	$142	$(866)	$317	$(724)	$1,068
Core earnings(1)	342	237	312	579	595
Annualized premium equivalent sales	238	376	290	614	551
Manulife Bank average net lending assets ($ billions)	22.5	22.3	21.9	22.4	21.8
Revenue	7,934	3,385	5,752	11,319	12,842
Revenue before realized and unrealized investment income gains and losses(2)	3,404	3,075	3,609	6,479	7,375
Assets under management ($ billions)	156.4	146.6	150.4	156.4	150.4

(1)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	See section A6 “Impact of fair value accounting”.
Canada’s 2Q20 net income attributed to shareholders was $142 million compared with $317 million in 2Q19. Net income attributed to shareholders is comprised of core earnings, which were $342 million in 2Q20 compared with $312 million in 2Q19, and items excluded from core earnings, which amounted to a net charge of $200 million in 2Q20 compared with a net gain of $5 million in 2Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings increased $30 million or 10% compared with 2Q19, primarily reflecting more favourable policyholder experience in our insurance businesses in part due to temporary COVID-19 containment measures, which was partially offset by the non-recurrence of gains from the second phase of our segregated fund transfer program in 2Q19 and the unfavourable impact of lower individual insurance sales.
Year-to-date net loss attributed to shareholders was $724 million in 2020 compared with a year-to-date net income attributed to shareholders of $1,068 million in the same period of 2019 and year-to-date core earnings were $579 million in 2020 compared with $595 million in the same period of 2019. The decrease in year-to-date core earnings of $16 million was driven by the unfavourable impact of lower individual insurance sales and the non-recurrence of gains from the second phase of our segregated fund transfer program in 2Q19 partially offset by favourable policyholder experience in our group insurance business. Items excluded from year-to-date core earnings were a net charge of $1,303 million in 2020 compared with a net gain of $473 million for the same period of 2019 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
APE sales of $238 million in 2Q20 decreased by $52 million or 18% compared with 2Q19, primarily driven by variability in the large-case group insurance market. Year-to-date APE sales in 2020 were $614 million, $63 million or 11% higher than in the same period of 2019, driven by affinity market sales and higher sales of lower risk segregated fund products.
•	Individual insurance APE sales in 2Q20 of $102 million were in line with 2Q19, with lower sales due to the impact of COVID-19, offset by additional affinity market sales.
•	Group insurance APE sales in 2Q20 of $87 million decreased $51 million or 37% compared with 2Q19, primarily due to variability in the large-case group insurance market.
•
Annuities APE sales in 2Q20 of $49 million decreased $1 million or 2% compared with 2Q19. We are focused on growth in lower risk segregated fund products, which in 2Q20 accounted for 87% of annuities APE sales.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Second Quarter 2020

Manulife Bank average net lending assets in the quarter were $22.5 billion, up $0.4 billion or 2% from the fourth quarter of 2019 average.
Revenue in 2Q20 was $7.9 billion compared with $5.8 billion in 2Q19. Revenue before realized and unrealized investment gains and losses was $3.4 billion in 2Q20, a decrease of $0.2 billion compared with 2Q19 due to lower investment income in 2Q20. Year-to-date revenue was $11.3 billion in 2020 compared with $12.8 billion in the same period of 2019. Year-to-date revenue before realized and unrealized investment gains and losses was $6.5 billion in 2020, a decrease of 12% compared with the same period of 2019 due to lower investment income as a result of sharp declines in oil and gas prices in 1Q20.
Assets under management were $156.4 billion as at June 30, 2020, an increase of $5.1 billion or 3% from December 31, 2019, due to the impact of lower interest rates.
Business highlights – In 2Q20, we continued to focus on acceleration of our digital capabilities to improve the client experience, with approximately 97% of our product shelf accessible to customers virtually. We also expanded our partnership with Akira Health to provide a broader range of online medical services to our insurance clients to better support their health and wellness.
B3 U.S.
($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		2Q20		1Q20		2Q19		2020		2019
Net income attributed to shareholders(1)		$(1,580)		$1,852		$502		$272		$943
Core earnings(1)		602		416		441		1,018		916
Annualized premium equivalent sales		154		141		154		295		297
Revenue		7,604		10,663		8,177		18,267		14,293
Revenue before realized and unrealized investment income gains and losses(2)		3,585		4,050		4,269		7,635		7,475
Assets under management ($ billions)		248.5		245.8		225.8		248.5		225.8
U.S. dollars
Net income attributed to shareholders(1)	US$	(1,140)	US$	1,377	US$	375	US$	237	US$	707
Core earnings(1)		434		310		329		744		686
Annualized premium equivalent sales		111		105		115		216		223
Revenue		5,488		7,929		6,113		13,417		10,713
Revenue before realized and unrealized investment income gains and losses(2)		2,586		3,012		3,191		5,598		5,602
Assets under management ($ billions)		182.3		173.2		172.5		182.3		172.5

(1)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	See section A6 “Impact of fair value accounting”.
U.S. 2Q20 net loss attributed to shareholders was $1,580 million compared with net income attributed to shareholders of $502 million in 2Q19. Net income attributed to shareholders is comprised of core earnings, which amounted to $602 million in 2Q20 compared with $441 million in 2Q19, and items excluded from core earnings, which amounted to a net charge of $2,182 million in 2Q20 compared with a net gain of $61 million in 2Q19. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, the change in core earnings reflected a net $21 million favourable currency impact from the strengthening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, 2Q20 net loss attributed to shareholders was US$1,140 million compared with net income attributed to shareholders of US$375 million in 2Q19, core earnings were US$434 million in 2Q20 compared with US$329 million in 2Q19, and items excluded from core earnings were a net charge of US$1,574 million in 2Q20 compared with a net gain of US$46 million in 2Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings increased US$105 million or 32% compared with 2Q19 primarily driven by favourable policyholder experience, and a focus on reduced spending in the current economic environment. Insurance policyholder experience reflects favourable long-term care experience resulting from claim terminations due to the impact of COVID-19, and improved life insurance experience, net of COVID-19 claim losses.
Year-to-date net income attributed to shareholders was US$237 million in 2020 compared with US$707 million in the same period of 2019 and year-to-date core earnings were US$744 million in 2020 compared with US$686 million in the same period of 2019. Year-to-date core earnings increased US$58 million as the factors noted above were partially offset by unfavourable
Manulife Financial Corporation - Second Quarter 2020

life insurance policyholder experience in 1Q20. Items excluded from year-to-date core earnings were a net charge of US$507 million in 2020 compared with a net gain of US$21 million for the same period of 2019 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below). Expressed in Canadian dollars, year-to-date core earnings reflected a $26 million favourable impact of changes in foreign currency exchange rates versus the Canadian dollar.
APE sales in 2Q20 of US$111 million declined 3% compared with 2Q19, as lower domestic protection universal life, variable universal life and international sales more than offset higher domestic indexed universal life and term life sales. Sales of products with the John Hancock Vitality PLUS feature in 2Q20 increased 40% compared with 2Q19. Year-to-date APE sales in 2020 of US$216 million declined 3% compared with the same period of 2019 primarily due to similar factors as noted above with the exception of international sales, where 2020 sales were consistent with the same period of 2019. The slight decline in 2Q20 and year-to-date 2020 APE sales compared to the same periods in the prior year can be attributed to the net impact of COVID-19.
Revenue in 2Q20 was US$5.5 billion compared with US$6.1 billion in 2Q19. Revenue before net realized and unrealized investment gains and losses was US$2.6 billion in 2Q20 compared with US$3.2 billion in 2Q19. The US$0.6 billion decrease was driven by lower premiums, investment income and other revenue. Year-to-date revenue was US$13.4 billion in 2020, an increase compared with US$10.7 billion in the same period of 2019. Year-to-date revenue before realized and unrealized investment gains and losses was US$5.6 billion in 2020, consistent with the same period of 2019, due to the factors noted, offset by the impact of a one-time ceded premium in 1Q19 from the reinsurance of legacy annuity business.
Assets under management as at June 30, 2020 were US$182.3 billion, an increase of 3% from December 31, 2019. The increase was driven by favourable mark-to-market movement on assets supporting our insurance business resulting from lower interest rates partially offset by the continued run-off of the annuity business.
Business highlights - In 2Q20, we continued to enhance our digital capabilities, with approximately 80% of our product shelf available to customers through virtual solutions. We launched a new, fully underwritten term life product which enables customers to purchase up to US$1 million in life insurance coverage digitally. We also launched JH eApp, a digital new business platform to simplify and accelerate the life insurance purchase experience. In addition, we continued to make progress on the Annuity Guaranteed Minimum Withdrawal Benefit offer program and since the roll-out of this program in 2019, we have released $141 million of capital.
B4 Global Wealth and Asset Management
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q20	1Q20	2Q19	2020	2019
Net income attributed to shareholders(1)	$238	$250	$243	$488	$476
Core earnings(1)	238	250	242	488	475
Core EBITDA(2)	381	390	375	771	741
Sales
Wealth and asset management gross flows	33,071	38,172	25,477	71,243	53,350
Wealth and asset management net flows	5,149	3,158	(34)	8,307	(1,357)
Revenue	1,361	1,426	1,395	2,787	2,753
Assets under management and administration ($ billions)	696.9	636.2	653.1	696.9	653.1
Average assets under management and administration ($ billions)(3)	672.0	680.3	654.3	677.0	640.6

(1)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	Core EBITDA is a non-GAAP measure and is core earnings before interest, taxes, depreciation and amortization. See “Performance and non-GAAP measures” below.
(3)
Average assets under management and administration (“average AUMA”) is a non-GAAP measure reflecting the average of Global WAM’s AUMA during the reporting period. See “Performance and non-GAAP measures” below.

Global Wealth and Asset Management’s net income attributed to shareholders was $238 million in 2Q20 compared with $243 million in 2Q19. Net income attributed to shareholders is comprised of core earnings, which were $238 million in 2Q20 compared with $242 million in 2Q19 and items excluded from core earnings, which were nil in 2Q20 and a net gain of $1 million in 2Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Manulife Financial Corporation - Second Quarter 2020

Core earnings in 2Q20 decreased 4% compared with 2Q19 driven by lower net fee revenue from changes in product mix and lower fee spread in the U.S. retirement business, and lower tax benefits. This was partially offset by lower expenses from ongoing efficiency initiatives which mitigate the adverse impacts of increased market volatility. Core EBITDA1 was $381 million in 2Q20, a decrease of 1% compared with 2Q19, driven by lower net fee revenue, partially offset by lower expenses as mentioned above.

Year-to-date net income attributed to shareholders was $488 million in 2020 compared with $476 million in the same period of 2019 and year-to-date core earnings were $488 million in 2020 compared with $475 million in the same period of 2019. The increase in year-to-date core earnings of $13 million or 1% was driven by higher net fee income from higher average assets under management levels and expense reductions, partially offset by changes in product mix and lower fee spread in the U.S. retirement business. Items excluded from year-to-date core earnings were nil in 2020 compared with a net gain of $1 million for the same period of 2019 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below). Year-to-date core EBITDA was $771 million in 2020 compared with $741 million in the same period of 2019. The increase in year-to-date EBITDA of $30 million or 2% was driven by the same factors as noted above.
Gross flows1 and net flows - Gross flows were $33.1 billion in 2Q20, an increase of 27% compared with 2Q19, and net inflows were $5.2 billion in 2Q20, compared with neutral net flows in 2Q19. Year-to-date gross flows in 2020 of $71.2 billion were 32% higher than the same period of 2019, and year-to-date net inflows were $8.3 billion in 2020 compared with net outflows of $1.4 billion for the same period of 2019. By geography, the results were:

WAM Asia:
•
Gross flows in Asia in 2Q20 were $4.7 billion, a decrease of $0.1 billion or 4% compared with 2Q19, driven by lower gross flows in institutional asset management, partially offset by higher gross flows in retirement from growth in individual contributions in Hong Kong. Retail gross flows were in line with 2Q19 as higher gross flows of retail non-money market funds in mainland China and gross flows of money market funds in India in 2Q20 were offset by the non-recurrence of successful product launches in 2Q19. Year-to-date gross flows in 2020 of $10.3 billion were 8% higher than the same period of 2019.

•
Net inflows in Asia in 2Q20 were neutral, compared with net inflows of $1.7 billion in 2Q19, driven by higher redemptions of retail funds in mainland China and higher redemptions in institutional asset management. Year-to-date net inflows were $0.6 billion in 2020 compared with net inflows of $2.3 billion in the same period of 2019.

WAM Canada:
•
Gross flows in Canada in 2Q20 were $11.5 billion, an increase of $6.2 billion or 117% compared with 2Q19, driven by the funding of a $6.9 billion mandate from a new institutional client. This was partially offset by lower new plan sales in retirement. Year-to-date gross flows in 2020 of $19.6 billion were 68% higher than the same period of 2019.

•
Net inflows in Canada were $8.4 billion in 2Q20 compared with net inflows of $0.1 billion in 2Q19, driven by higher gross flows as mentioned above and the non-recurrence of a large-case retirement plan redemption in 2Q19. Year-to-date net inflows were $11.2 billion in 2020 compared with net inflows of $2.2 billion in the same period of 2019.

WAM U.S.:
•
Gross flows in the U.S. in 2Q20 were $16.9 billion, an increase of $1.5 billion or 6% compared with 2Q19, driven by growth in retail, mainly from strong institutional model allocations and intermediary sales, as well as higher gross flows into equity mandates in institutional asset management. This was partially offset by lower new plan sales and to a lesser extent, lower recurring deposits in retirement. Year-to-date gross flows in 2020 of $41.4 billion were 26% higher than the same period of 2019.

•
Net outflows in the U.S. were $3.3 billion in 2Q20 compared with net outflows of $1.8 billion in 2Q19, driven by higher outflows in retirement, from the redemption of a large-case plan, and in retail, from portfolio rebalancing by several large advisors. This was partially offset by lower institutional redemptions. Year-to-date net outflows were $3.5 billion in 2020 compared with net outflows of $5.8 billion in the same period of 2019.

Revenue in 2Q20 was $1.4 billion, a decrease of 5% compared with 2Q19, driven by lower fee income from changes in product mix and lower fee spread in the U.S. retirement business. Year-to-date revenue in 2020 was $2.8 billion, in line with the same period of 2019 as changes in product mix, lower fee spread in the U.S. retirement business and lower investment income offset higher average assets under management and administration levels.

1    This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Second Quarter 2020

Assets under management and administration of $696.9 billion as at June 30, 2020 decreased 1% compared with December 31, 2019. The reduction in AUMA was driven by the unfavourable impact of markets, partially offset by year-to-date net inflows of $8.3 billion and an asset acquisition of $0.4 billion. Global WAM also manages $203.1 billion in assets for the Company’s non-WAM reporting segments. Including those managed assets, AUMA managed by Global WAM was $900.0 billion as at June 30, 2020 compared with $879.2 billion as at December 31, 2019.
Business highlights - In 2Q20, we completed the formation of our previously announced joint venture with Mahindra Finance, through which we aim to expand fund offerings, drive fund penetration, and achieve long term wealth creation in India. In Canada, our institutional asset management business completed the onboarding of a large mandate from a marquee client, which speaks to the strength and quality of our global franchise and asset management teams. Additionally, in the U.S., we launched a new retirement planner tool to deliver an innovative and engaging way for customers to visualize and plan for their retirement. Over 25,000 plan participants visited the retirement planner within the first two weeks after its May launch, with 4% of those users increasing their contributions.
B5 Corporate and Other
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q20	1Q20	2Q19	2020	2019
Net income (loss) attributed to shareholders(1)	$1,550	$(35)	$(63)	$1,515	$(7)
Core loss excluding core investment gains(1)	$(110)	$(366)	$(114)	$(476)	$(177)
Core investment gains	-	-	100	-	200
Total core gain (loss)	$(110)	$(366)	$(14)	$(476)	$23
Revenue	$2,076	$226	$200	$2,302	$434

(1)	See “Performance and non-GAAP measures” for a reconciliation between net income (loss) attributed to shareholders and core earnings.
Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes, settlement costs for macro equity hedges and other non-operating items are included in Corporate and Other earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see “Performance and non-GAAP measures” below). In each of the operating segments, we report all investment-related experience in items excluded from core earnings.
Corporate and Other reported net income attributed to shareholders of $1,550 million in 2Q20 compared with a net loss attributed to shareholders of $63 million in 2Q19. The core loss was $110 million in 2Q20 compared with a core loss of $14 million in 2Q19 and the items excluded from core loss amounted to a net gain of $1,660 million in 2Q20 compared with a net charge of $49 million in 2Q19 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
The $96 million increase in core loss was primarily related to the lower investment income and nil core investment gains in 2Q20 compared with $100 million in 2Q19, partially offset by higher gains from the impact of markets on seed money investments in segregated and mutual funds.
The items excluded from core loss amounted to a net gain of $1,660 million in 2Q20 and were primarily due to higher gains from the sale of AFS bonds in 2Q20 compared to the prior year.
On a year-to-date basis, net income attributed to shareholders was $1,515 million in 2020 compared with a net loss attributed to shareholders of $7 million in the same period of 2019. The year-to-date core loss was $476 million in 2020 compared with core gain of $23 million in the same period of 2019. The unfavourable variance in the year-to-date core loss of $499 million was primarily attributable to net losses on AFS equities and seed money investments in segregated funds and mutual funds compared to gains in the prior year, nil core investment gains in the first half of 2020 compared with $200 million in the same period of 2019, lower investment income and the non-recurrence of a true-down on withholding tax on future remittable U.S. earnings in 1Q19. Items excluded from the year-to-date core loss were a net gain of $1,991 million in 2020 compared with a net charge of $30 million in the same period of 2019 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Manulife Financial Corporation - Second Quarter 2020

Revenue in 2Q20 was a gain of $2,076 million compared with a gain of $199 million in 2Q19. The variance was primarily driven by higher realized gains on the sale of AFS bonds and favourable impact of markets on seed money investments in segregated funds and mutual funds. Year-to-date revenue was a gain of $2,302 million in 2020 compared with a gain of $434 million in the same period of 2019. The favourable variance was largely due to realized gains on the sale of AFS bonds.
C RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2019 Annual Report (“2019 MD&A”). The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures”. Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
C1 Variable annuity and segregated fund guarantees
As described in the MD&A in our 2019 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent on and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2020 to 2040.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.
Variable annuity and segregated fund guarantees, net of reinsurance
	June 30, 2020			December 31, 2019
As at ($ millions)	Guarantee value	Fund value	Amount at risk(3),(4)	Guarantee value	Fund value	Amount at risk(3),(4)
Guaranteed minimum income benefit	$4,672	$3,474	$1,238	$4,629	$3,696	$998
Guaranteed minimum withdrawal benefit	53,076	44,437	8,851	53,355	48,031	6,030
Guaranteed minimum accumulation benefit	18,335	18,653	51	17,994	18,362	10
Gross living benefits(1)	76,083	66,564	10,140	75,978	70,089	7,038
Gross death benefits(2)	9,691	16,552	962	9,555	17,186	802
Total gross of reinsurance	85,774	83,116	11,102	85,533	87,275	7,840
Living benefits reinsured	4,003	2,996	1,039	3,977	3,199	832
Death benefits reinsured	735	527	312	718	500	318
Total reinsured	4,738	3,523	1,351	4,695	3,699	1,150
Total, net of reinsurance	$81,036	$79,593	$9,751	$80,838	$83,576	$6,690

(1)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 2.
(2)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(3)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(4)
The amount at risk net of reinsurance at June 30, 2020 was $9,751 million (December 31, 2019 – $6,690 million) of which: US$5,792 million (December 31, 2019 – US$3,995 million) was on our U.S. business, $1,451 million (December 31, 2019 – $1,178 million) was on our Canadian business, US$142 million (December 31, 2019 – US$104 million) was on our Japan business and US$156 million (December 31, 2019 – US$145 million) was related to Asia (other than Japan) and our run-off reinsurance business.

Manulife Financial Corporation - Second Quarter 2020

C2 Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s LICAT total ratio will be as indicated. Market movements affect LICAT capital sensitivities both through income and other components of the regulatory capital framework. For example, LICAT is affected by changes to other comprehensive income.
C3 Publicly traded equity performance risk
As outlined in our 2019 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other unhedged exposures in our insurance liabilities (see pages 44 and 45 of our 2019 Annual Report).
Changes in equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.
The table below shows the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, 20% or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section D2 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.
The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain ALDA assets based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not consider possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

Manulife Financial Corporation - Second Quarter 2020

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)
As at June 30, 2020
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,250)	$(1,980)	$(890)	$700	$1,250	$1,660
General fund equity investments(5)	(1,380)	(910)	(440)	370	690	1,020
Total underlying sensitivity before hedging	(4,630)	(2,890)	(1,330)	1,070	1,940	2,680
Impact of macro and dynamic hedge assets(6)	2,620	1,610	730	(650)	(1,160)	(1,550)
Net potential impact on net income attributed to shareholders after impact of hedging	$(2,010)	$(1,280)	$(600)	$420	$780	$1,130
As at December 31, 2019
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,270)	$(1,930)	$(860)	$620	$1,060	$1,360
General fund equity investments(5)	(1,140)	(720)	(330)	340	680	1,020
Total underlying sensitivity before hedging	(4,410)	(2,650)	(1,190)	960	1,740	2,380
Impact of macro and dynamic hedge assets(6)	2,690	1,580	670	(580)	(1,020)	(1,340)
Net potential impact on net income attributed to shareholders after impact of hedging	$(1,720)	$(1,070)	$(520)	$380	$720	$1,040

(1)	See “Caution related to sensitivities” above.
(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities, excluding impacts from asset-based fees earned on assets under management and policyholder account value.

(3)
Please refer to section D2 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equity investments includes general fund investments supporting our policy liabilities, investment in seed money investments (in segregated and mutual funds made by Corporate and Other segment) and the impact on policy liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Changes in equity markets impact our available and required components of the LICAT total ratio. The following table shows the potential impact to MLI’s LICAT total ratio resulting from changes in public equity market values.

Potential immediate impact on MLI’s LICAT total ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)
	Impact on MLI's LICAT total ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
June 30, 2020	(4)	(2)	(1)	-	-	(1)
December 31, 2019	(5)	(3)	(1)	1	4	5

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)
The Office of the Superintendent of Financial Institutions (“OSFI”) rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

Manulife Financial Corporation - Second Quarter 2020

C4 Interest rate and spread risk sensitivities and exposure measures
As at June 30, 2020, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $100 million, and to a 50 basis point increase in interest rates to be a charge of $100 million.
The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography where the change occurs. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Canadian Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening of the yield curve, if sustained, may have a positive long-term economic impact.
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our ultimate reinvestment rate assumptions or calibration criteria for stochastic risk-free rates. At December 31, 2019, we estimated the sensitivity of our net income attributed to shareholders to a 10 basis point reduction in the URR in all geographies, and a corresponding change to stochastic risk-free modeling, to be a charge of $350 million (post-tax); and note that the impact of changes to the URR are not linear. The long-term URR for risk-free rates in Canada is prescribed at 3.05% and we use the same assumption for the U.S. Our assumption for Japan is 1.6%. The ASB does not anticipate an update to this promulgation prior to the effective date of IFRS 17, expected to be 2023 at the earliest.
The potential impact on net income attributable to shareholders does not take into account other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our Corporate and Other segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would realize any of the unrealized gains or losses available.
The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on page 67 of our 2019 Annual Report). More information on ALDA assets can be found under the section C5 “Alternative long-duration asset performance risk”.

Under LICAT, changes in unrealized gains or losses in our AFS bond portfolio resulting from interest rate shocks tend to dominate capital sensitivities. As a result, the reduction in interest rates improves LICAT total ratios and vice-versa.
The following table shows the potential impact on net income attributed to shareholders including the change in the market value of AFS fixed income assets held in our Corporate and Other segment, which could be realized through the sale of these assets.

Manulife Financial Corporation - Second Quarter 2020

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)
	June 30, 2020				December 31, 2019
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the Corporate and Other segment	$(100)		$(100)		$(100)		$(100)
From fair value changes in AFS fixed income assets held in the Corporate and Other segment, if realized	2,400		(2,200)		1,700		(1,600)
MLI's LICAT total ratio (Percentage points)
LICAT total ratio change in percentage points(5)	5		(7)		4		(4)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the Corporate and Other segment will depend on the aggregate amount of unrealized gain or loss.
(4)	Sensitivities are based on projected asset and liability cash flows and the impact of realizing fair value changes in AFS fixed income is based on the holdings at the end of the period.
(5)	LICAT impacts include realized and unrealized fair value changes in AFS fixed income assets. LICAT impacts do not reflect the impact of the scenario switch discussed below.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio arising from changes to corporate spreads and swap spreads(1),(2),(3)
Corporate spreads(4),(5)	June 30, 2020				December 31, 2019
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)	$(1,100)		$1,000		$(800)		$800
MLI’s LICAT total ratio (change in percentage points)(6)	(6)		4		(7)		5

Swap spreads	June 30, 2020				December 31, 2019
As at	-20	bp	+20	bp	-20	bp	+20	bp
Net income attributed to shareholders ($ millions)	$-		$-		$100		$(100)
MLI’s LICAT total ratio (change in percentage points)(6)	nil		nil		nil		nil

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the Corporate and Other segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)	Sensitivities are based on projected asset and liability cash flows.
(4)	Corporate spreads are assumed to grade to the long-term average over five years.
(5)
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in deterministic reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

(6)
LICAT impacts include realized and unrealized fair value change in AFS fixed income assets. Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads do not reflect the impact of the scenario switch discussed below.

LICAT Scenario Switch
Typically, a reduction in interest rates improves LICAT capital ratios and vice-versa. However, when interest rates decline past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation according to the OSFI guideline.
The OSFI guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each geographic region based on current market inputs and the Company’s balance sheet.
We estimate the potential impact of a switch in the scenarios would be approximately a one-time six percentage point decrease in MLI’s total LICAT ratio. Under recently issued guidelines from OSFI in 1Q20, should the scenario switch be triggered, the impact would be reflected over 6 quarters using a rolling average of interest rate risk capital for participating products.

Manulife Financial Corporation - Second Quarter 2020

The potential negative impact of a switch in scenarios is not reflected in the stated risk-free rate and corporate spread sensitivities, as it is a one-time impact. After this one-time event, the sensitivity of the LICAT ratio to further decreases in risk-free interest rates would continue to improve the LICAT capital position.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent increases in rates and/or corporate spreads.
C5 Alternative long-duration asset performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from an immediate 10% change in market values of ALDA followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10% they continued to decline, remained flat, or grew more slowly than assumed in the valuation of policy liabilities, the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section D2 “Sensitivity of policy liabilities to asset related assumptions”, for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.
ALDA includes commercial real estate, timber and farmland real estate, oil and gas direct holdings, and private equities, some of which relate to oil and gas.

Potential impact on net income attributed to shareholders and MLI LICAT arising from changes in ALDA returns(1),(2),(3),(4),(5),(6)
As at	June 30, 2020		December 31, 2019
($ millions)	-10%	+10%	-10%	+10%
Net income attributed to shareholders
Real estate, agriculture and timber assets	$(1,600)	$1,400	$(1,300)	$1,200
Private equities and other ALDA	(1,900)	1,800	(1,800)	1,700
Total	$(3,500)	$3,200	$(3,100)	$2,900
MLI’s LICAT total ratio (change in percentage points)	(5)	4	(5)	4

(1)	See “Caution Related to Sensitivities” above.
(2)	This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; or (ii) any gains or losses on ALDA held in the Corporate and Other segment.
(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section D2 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)	The impact of changes to the portfolio asset mix supporting our North American legacy businesses are reflected in the sensitivities when the changes take place.
C6 Credit risk exposure measures
As at June 30, 2020 and December 31, 2019, the impact of a 50% increase in credit defaults over the next year in excess of the rates provided for in policy liabilities, would reduce net income attributed to shareholders by $78 million and $69 million in each year, respectively. Credit downgrades for fixed income investments would adversely impact our regulatory capital, as required capital levels for such investments are based on the credit quality of each instrument. In addition, credit downgrades could also be higher than assumed in policy liabilities, resulting in policy liability increases and a reduction in net income attributed to shareholders.
The table below shows net impaired assets and allowances for loan losses.
Net Impaired Assets and Loan Losses
As at ($ millions, unless otherwise stated)	June 30, 2020	December 31, 2019
Net impaired fixed income assets	$314	$234
Net impaired fixed income assets as a % of total invested assets	0.076%	0.062%
Allowance for loan losses	$51	$20

Manulife Financial Corporation - Second Quarter 2020

C7 Risk factors - Pandemic risk and potential implications of COVID-19
In our 2019 MD&A we outlined risk factors that may affect future results, including the potential impact of catastrophic events such as the global spread of diseases or illnesses. In 1Q20, the viral outbreak known as COVID-19 rapidly developed into a global pandemic. In response, worldwide emergency measures were taken, and continue to be taken, to combat the spread of the virus, including the imposition of travel restrictions, business closure orders, and regional quarantines and physical distancing requirements. In addition, governments have implemented unprecedented monetary and fiscal policy changes aimed to help stabilize economies and capital markets. We cannot predict future legal and regulatory responses to concerns about the COVID-19 pandemic and related public health issues and how these responses may impact our business. The COVID-19 pandemic, actions taken globally in response to it, and the ensuing economic downturn have caused significant disruption to global supply chains, business activities and economies. The depth, breadth and duration of these disruptions continue to remain highly uncertain. While the COVID-19 pandemic continues to spread around the world, the extent of mitigation varies, as many governments have started to implement staged resumption of business activities to varying degrees. As a result, it is difficult to predict how significant the impact of the COVID-19 pandemic, including any responses to it, will be on the global economy and our business. These disruptions, if they continue, could have a significant adverse impact on our global businesses and operations and on our financial results.
We have outlined these risks in more detail in two parts. Those risk factors related specifically to the COVID-19 pandemic are described in this section and those related to the broader economic uncertainty are described below (see C8 - Global outlook and economic uncertainties).
Strategic Risk Factors
◾
The ongoing COVID-19 pandemic could continue to adversely impact our financial results in future periods as a result of reduced new business, reduced asset-based fee revenue, and net unfavourable policyholder experience including claims experience and premium persistency. The uncertainty around the expected duration of the pandemic and the measures put in place by governments to respond to it could further depress business activity and financial markets, which could lead to lower net income attributed to shareholders. While in recent years we’ve taken significant actions to diversify and bolster the resilience of our Company, further management actions may be required, including, but not limited to, changes to business and product mix, pricing structures on in-force and new business, investment mix, hedging programs, and the use of reinsurance.

◾
Collaborative activities required to advance our strategic initiatives could also be impeded as emergency measures to combat the virus significantly restrict direct human interactions and movement. Although we expect that our digital capabilities and tools should enable us to reasonably conduct business while emergency measures are in place, there can be no assurance these or other strategies taken to address adverse impacts related to the COVID-19 pandemic will be successful.

◾
We also anticipate continued disruptions to our health and medical underwriting processes as a result of government measures taken to limit or temporarily cease paramedical services in some markets, which could lead to lower sales volumes until such services can be resumed. To help mitigate the impacts of these disruptions, we have taken steps to temporarily change our underwriting processes to allow us to accept certain low risk applications while postponing higher risk cases until emergency measures are eased.

Product Risk Factors
◾
Adverse experience relative to the assumptions used in the design and pricing of our insurance products and services could significantly impact our operations and financial condition. This may result in an increase in policy liabilities and a decrease in net income attributed to shareholders. Further, large-scale events such as COVID-19 reduce the overall level of economic activity as well as activity through our distribution channels, which could continue to adversely impact our ability to write new business. It is also possible that geographic concentration of insured individuals could increase the severity of claims experience. The efficacy of external parties, including governmental and non-governmental organizations, in combating the pandemic is outside of our control but could also have a material and adverse impact on our results of operations.

◾
Increased economic uncertainty and increased unemployment resulting from the economic impacts of the spread of COVID-19 may also result in policyholders seeking sources of liquidity and withdrawing at rates greater than we previously expected. If policyholder lapse and surrender rates significantly exceed our expectations, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

◾
We purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As a result of COVID-19 we may find reinsurance more difficult or costly to obtain. In addition, reinsurers may dispute, or seek to reduce or eliminate, coverage on policies as a result of any changes to policies or practices we make as a result of COVID-19.

Manulife Financial Corporation - Second Quarter 2020

Operational Risk Factors
◾
The pandemic has resulted in the imposition of government measures to restrict the movement of people, including travel bans and physical distancing requirements and other containment measures. These measures have led to disruptions to business operations across our global offices. While our business continuity plans have been executed across the organization with the vast majority of employees shifting to remote work arrangements and our networks and systems have generally remained stable in supporting this large-scale effort, there can be no assurance that our ability to continue to operate our business will not be adversely impacted if our networks and systems, including those aspects of our operations which rely on services provided by third parties, fail to operate as expected. The successful execution of business continuity strategies by third parties is outside our control. If one or more of the third parties to whom we outsource certain critical business activities fails to perform as a result of the impacts from the spread of COVID-19, it may have a material adverse effect on our business and operations.

◾
Our global processing centres’ operational capacity was significantly impacted due to strict government measures to lock down businesses and limit the movement of people within their jurisdictions, which resulted in slower processing times and lower than expected customer experience. This reduction in operating capacity required us to reallocate capacity to less impacted geographies, expand the use of remote work capabilities, and deprioritize non-essential business activities. While the capacity of our global processing centres has largely resumed normal operations since the initial measures, there can be no assurance that strategies taken to address adverse impacts related to the COVID-19 pandemic will continue to be successful.

◾
The implementation of widespread remote work arrangements also increases other operational risks, including, but not limited to, fraud, money-laundering, information security, privacy, and third-party risks. We are relying on our risk management strategies to monitor these and other operational risks during this period of heightened uncertainty.

◾
We may incur increased administrative expenses as a result of process and other changes we implemented in response to COVID-19. In addition, we may face increased workplace safety costs and risks and employee-relations challenges and claims, when more of our employees begin to return to our workplaces.

C8 Risk Factors - Global outlook and economic uncertainties
The COVID-19 pandemic and actions taken in response to it have resulted in a significant economic downturn and significant disruptions in supply chains and business activity globally. Updates to specific risk factors are noted below:
Market Risk Factors
◾
The pandemic and resulting economic downturn created significant volatility and declines in financial and commodity markets. Central banks announced emergency interest rate cuts, while governments implemented unprecedented fiscal stimulus packages to support economic stability. The pandemic has resulted in a global recessionary environment with continued market volatility and low or negative interest rates, which may continue to impact our net income attributed to shareholders. Our investment portfolio has been, and may continue to be, adversely affected as a result of market developments from the COVID-19 pandemic and related uncertainty.

◾
We have hedging programs, supported by a comprehensive collateral management program in place to help mitigate the risk of interest rate and public equity market volatility. Our interest rate and public equity variable annuity hedging programs have performed with a high level of effectiveness during this period of volatility to date.

◾
Extreme market volatility may leave us unable to react to market events in a manner consistent with our historical investment practices in dealing with more orderly markets. Market dislocations, decreases in observable market activity or unavailability of information arising from the spread of COVID-19, may restrict our access to key inputs used to derive certain estimates and assumptions made in connection with financial reporting or otherwise, including estimates and changes in long term macro-economic assumptions relating to accounting for future credit losses. Restricted access to such inputs may make our financial statement balances and estimates and assumptions used to run our business subject to greater variability.

◾
The global recessionary environment could continue to put downward pressure on asset valuations and increase the risk of potential impairments of investments, in particular, for more exposed sectors such as transportation, services and consumer cyclical industries. The COVID-19 pandemic has contributed to supply and demand shocks that have created historic dislocation in the energy markets and could continue to adversely impact our oil and gas and other energy-related investments. Furthermore, delays in general return-to-office policies and practices and/or reduced demand for office space could have a negative impact on our commercial real estate portfolio.

Manulife Financial Corporation - Second Quarter 2020

Liquidity risk and capital management
◾
Extreme market volatility and stressed conditions resulting from COVID-19 could result in additional cash and collateral demands primarily from changes to policyholder termination or renewal rates, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, reinsurance settlements or collateral demands and our willingness to support the local solvency position of our subsidiaries. Such an environment could also limit our access to capital markets. We maintain strong financial strength ratings from our credit rating agencies. However, sustained global economic uncertainty could result in adverse credit ratings changes which in turn could result in more costly or limited access to funding sources. In addition, while we currently have a variety of sources of liquidity including cash balances, short-term investments, government and highly rated corporate bonds, and access to contingent liquidity facilities, there can be no assurance that these sources will provide us with sufficient liquidity on commercially reasonable terms in the future.

◾
On March 13, 2020, OSFI announced measures to support the resilience of financial institutions. Consistent with these measures, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. Accordingly, the Company has not repurchased its shares since March 13, 2020.

Credit Risk Factors
◾
A prolonged economic slowdown or recession could impact a wide range of industries to which we are exposed. Further, borrower or counterparty downgrades or defaults would cause increased provisions or impairments related to our general fund invested assets and derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. This could result in losses potentially above our long-term expected levels.

◾
We are monitoring our credit risk as we anticipate downgrades across some industries in our portfolio in subsequent quarters. The general fund portfolio is constructed through credit selection criteria and is diversified with the majority of the portfolio rated investment grade which helps to mitigate risks associated with the current economic downturn. Our approach includes seeking investments which perform more favourably in the longer term, throughout economic and business cycles, but there can be no assurance these or other strategies taken to address adverse impacts related to the COVID-19 pandemic will be successful.

D CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
D1 Critical actuarial and accounting policies
Our significant accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2019. The critical actuarial and accounting policies and estimation processes relate to the determination of insurance and investment contract liabilities, assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairment, accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets as described on pages 60 to 68 of our 2019 Annual Report.
D2 Sensitivity of policy liabilities to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to updates to certain asset related assumptions underlying policy liabilities is shown below and assumes that there is a simultaneous change in the assumptions across all business units.
For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.
Manulife Financial Corporation - Second Quarter 2020

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities
	Increase (decrease) in after-tax net income attributed to shareholders
As at	June 30, 2020		December 31, 2019
($ millions)	Increase	Decrease	Increase	Decrease
Asset related assumptions updated periodically in valuation basis changes
100 basis point change in future annual returns for public equities(1)	$600	$(600)	$500	$(500)
100 basis point change in future annual returns for ALDA(2)	4,400	(5,000)	3,800	(4,400)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. Expected long-term annual market growth assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. As at June 30, 2020, the growth rates inclusive of dividends in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 9.2% per annum in Canada, 9.6% per annum in the U.S. and 6.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 8.3% and 9.9%.

(2)
ALDA include commercial real estate, timber, farmland, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions for ALDA and public equity are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. Over a 20-year horizon, our best estimate return assumptions range between 5.25% and 11.65%, with an average of 9.3% based on the current asset mix backing our guaranteed insurance and annuity business as of June 30, 2020. Our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.1% based on the asset mix backing our guaranteed insurance and annuity business as of June 30, 2020.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 16.5% per annum in Canada and 17.15% per annum in the U.S. for large-cap public equities, and 19.25% per annum in Japan. For European equity funds, the volatility varies between 16.5% and 18.4%.

D3 Accounting and reporting changes
For accounting and reporting changes during the quarter, refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2020.
In addition, we have provided enhanced disclosures on measurement uncertainty in notes 1, 3 and 11 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2020.
E OTHER
E1 Outstanding shares – selected information
Common shares
As at July 31, 2020 MFC had 1,939,463,693 common shares outstanding.
E2 Legal and regulatory proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 12 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2020.
E3 Performance and non-GAAP measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization (“core EBITDA”); core EBITDA margin; core investment gains; core general expenses; constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, sales, APE sales, gross flows, net flows, core EBITDA, new business value (“NBV”), assets under management, assets under management and administration (“AUMA”), average assets under management and administration (“average AUMA”) and Global Wealth and Asset Management revenue); assets under administration; expense efficiency ratio; assets under management and administration; assets under management; average AUMA, consolidated capital; embedded value; new business value; new business value margin ("NBV margin"); sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Manulife Financial Corporation - Second Quarter 2020

Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributed to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See “Quarterly financial information” below for reconciliation of core earnings to net income (loss) attributed to shareholders.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain and gains.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

•
This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

•
The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

•	Our average net annualized investment-related experience calculated from the introduction of core earnings in 2012 to the end of 2019 was $527 million (2012 to the end of 2018 was $493 million).
•
The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We refined our description of investment-related experience in 2017 to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.

Manulife Financial Corporation - Second Quarter 2020

•
While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

•
Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments in segregated and mutual funds are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantively enacted income tax rate changes.
Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the “Critical actuarial and accounting policies” section of our 2019 MD&A, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. Changes related to ultimate reinvestment rates (“URR”) are included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities. By excluding the results of the annual reviews, core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

Manulife Financial Corporation - Second Quarter 2020

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.
The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results								YTD Results
($ millions, unaudited)	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2020	2019
Core earnings (loss)
Asia	$489	$491	$494	$520	$471	$520	$463	$461	$980	$991
Canada	342	237	288	318	312	283	305	344	579	595
U.S.	602	416	489	471	441	475	454	467	1,018	916
Global Wealth and Asset Management	238	250	265	281	242	233	231	288	488	475
Corporate and Other (excluding core investment gains)	(110)	(366)	(159)	(163)	(114)	(63)	(216)	(121)	(476)	(177)
Core investment gains	-	-	100	100	100	100	100	100	-	200
Total core earnings	1,561	1,028	1,477	1,527	1,452	1,548	1,337	1,539	2,589	3,000
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(916)	(608)	182	(289)	146	327	(130)	312	(1,524)	473
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	73	792	(389)	(494)	(144)	249	(675)	(277)	865	105
Change in actuarial methods and assumptions	-	-	-	(21)	-	-	-	(51)	-	-
Reinsurance transactions	9	12	(34)	-	63	52	142	(65)	21	115
Restructuring charge	-	-	-	-	-	-	(63)	-	-	-
Tax-related items and other	-	72	(8)	-	(42)	-	(18)	115	72	(42)
Net income (loss) attributed to shareholders	$727	$1,296	$1,228	$723	$1,475	$2,176	$593	$1,573	$2,023	$3,651
Asia
	Quarterly Results								YTD Results
($ millions, unaudited)	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2020	2019
Asia core earnings(1)	$489	$491	$494	$520	$471	$520	$463	$461	$980	$991
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(40)	50	46	(13)	47	116	99	91	10	163
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(81)	(458)	96	(372)	(42)	59	(244)	(18)	(539)	17
Change in actuarial methods and assumptions	-	-	-	(7)	-	-	-	27	-	-
Reinsurance transactions	9	12	-	-	-	-	-	5	21	-
Net income (loss) attributed to shareholders(1)	$377	$95	$636	$128	$476	$695	$318	$566	$472	$1,171

(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Manulife Financial Corporation - Second Quarter 2020

Canada
	Quarterly Results								YTD Results
($ millions, unaudited)	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2020	2019
Canada core earnings(1)	$342	$237	$288	$318	$312	$283	$305	$344	$579	$595
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(186)	(378)	69	(47)	2	453	(143)	155	(564)	455
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(14)	(725)	(97)	(335)	7	11	(234)	(26)	(739)	18
Change in actuarial methods and assumptions	-	-	-	(108)	-	-	-	(370)	-	-
Reinsurance transactions	-	-	(34)	-	-	4	-	4	-	4
Tax-related items and other	-	-	-	-	(4)	-	(2)	(5)	-	(4)
Net income (loss) attributed to shareholders(1)	$142	$(866)	$226	$(172)	$317	$751	$(74)	$102	$(724)	$1,068

(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

U.S.
	Quarterly Results								YTD Results
($ millions, unaudited)	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2020	2019
U.S. core earnings(1)	$602	$416	$489	$471	$441	$475	$454	$467	$1,018	$916
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(682)	(266)	177	(134)	166	(143)	15	162	(948)	23
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(1,500)	1,702	(515)	(66)	(173)	61	(95)	(204)	202	(112)
Change in actuarial methods and assumptions	-	-	-	71	-	-	-	286	-	-
Reinsurance transactions	-	-	-	-	63	48	142	(74)	-	111
Tax-related items and other	-	-	(8)	-	5	-	(3)	(7)	-	5
Net income (loss) attributed to shareholders(1)	$(1,580)	$1,852	$143	$342	$502	$441	$513	$630	$272	$943

(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Global Wealth and Asset Management
	Quarterly Results								YTD Results
($ millions, unaudited)	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2020	2019
Global WAM core earnings	$238	$250	$265	$281	$242	$233	$231	$288	$488	$475
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Tax-related items and other	-	-	-	-	1	-	(13)	(8)	-	1
Net income (loss) attributed to shareholders	$238	$250	$265	$281	$243	$233	$218	$280	$488	$476

Manulife Financial Corporation - Second Quarter 2020

Corporate and Other
	Quarterly Results								YTD Results
($ millions, unaudited)	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2020	2019
Corporate and Other core income (loss) (excluding core investment gains)(1)	$(110)	$(366)	$(159)	$(163)	$(114)	$(63)	$(216)	$(121)	$(476)	$(177)
Core investment gains (loss)	-	-	100	100	100	100	100	100	-	200
Total core earnings (loss)	(110)	(366)	(59)	(63)	(14)	37	(116)	(21)	(476)	23
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(8)	(14)	(110)	(95)	(69)	(99)	(101)	(96)	(22)	(168)
Direct impact of equity markets and interest rates	1,668	273	127	279	64	118	(102)	(29)	1,941	182
Changes in actuarial methods and assumptions	-	-	-	23	-	-	-	6	-	-
Tax-related items and other	-	72	-	-	(44)	-	-	135	72	(44)
Restructuring charge	-	-	-	-	-	-	(63)	-	-	-
Net income (loss) attributed to shareholders(1)	$1,550	$(35)	$(42)	$144	$(63)	$56	$(382)	$(5)	$1,515	$(7)
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating segments. 2018 core income (loss) (excluding core investment gains) and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Core return on common shareholders’ equity (“core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant exchange rate basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 2Q20. Measures that are reported on a constant exchange rate basis include growth in core earnings, sales, APE sales, gross flows, net flows, core EBITDA, new business value, assets under management, assets under management and administration, average assets under management and administration and Global Wealth and Asset Management revenue.
Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.
Assets under management and administration
As at
($ millions)	June 30, 2020	March 31, 2020	June 30, 2019
Total invested assets	$413,864	$405,329	$367,285
Segregated funds net assets	342,043	312,253	334,786
Assets under management per financial statements	755,907	717,582	702,071
Mutual funds	213,125	195,249	202,694
Institutional advisory accounts (excluding segregated funds)	108,036	97,427	98,223
Other funds	9,722	8,613	8,767
Total assets under management	1,086,790	1,018,871	1,011,755
Other assets under administration	149,511	138,943	136,136
Currency impact	-	(30,759)	32,995
AUMA at constant exchange rates	$1,236,301	$1,127,055	$1,180,886

Manulife Financial Corporation - Second Quarter 2020

Average assets under management and administration (“average AUMA”) is a non-GAAP measure of the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global Wealth and Asset Management segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable.
Consolidated capital is a non-GAAP measure. It serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Consolidated capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; and (ii) liabilities for capital instruments.
Consolidated capital
As at
($ millions)	June 30, 2020	March 31, 2020	June 30, 2019
Total equity	$53,476	$56,061	$49,912
Add AOCI loss on cash flow hedges	329	360	173
Add qualifying capital instruments	7,950	6,796	8,132
Consolidated capital	$61,755	$63,217	$58,217
Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected life time of the customer relationship under the CALM. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Global Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18
Core EBITDA	$381	$390	$391	$404	$375	$366	$362	$405
Amortization of deferred acquisition costs and other depreciation	(81)	(80)	(78)	(78)	(79)	(76)	(77)	(76)
Amortization of deferred sales commissions	(22)	(22)	(19)	(19)	(20)	(23)	(22)	(23)
Core earnings before income taxes	278	288	294	307	276	267	263	306
Core income tax (expense) recovery	(40)	(38)	(29)	(26)	(34)	(34)	(32)	(18)
Core earnings	$238	$250	$265	$281	$242	$233	$231	$288
Expense efficiency ratio is a non-GAAP measure which Manulife uses to measure progress towards our target to be more efficient. Efficiency ratio is defined as pre-tax general expenses included in core earnings divided by the sum of pre-tax core earnings and pre-tax general expenses included in core earnings.

Manulife Financial Corporation - Second Quarter 2020

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses.
New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the short-term Property and Casualty Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
APE sales are comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and insurance-based wealth accumulation products.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When gross flows exceed redemptions, net flows will be positive and will be referred to as net inflows. Conversely, when redemptions exceed gross flows, net flows will be negative and will be referred to as net outflows.

Manulife Financial Corporation - Second Quarter 2020

E4 Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the estimated impact of our annual actuarial review, our business continuity plans and measures implemented in response to the COVID-19 pandemic and its expected impact on our businesses, operations, earnings and results and our expense efficiency program and, also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that have been, or may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.
Manulife Financial Corporation - Second Quarter 2020

E5 Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters.
As at and for the three months ended	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
($ millions, except per share amounts or otherwise stated, unaudited)	2020	2020	2019	2019	2019	2019	2018	2018
Revenue
Premium income
Life and health insurance	$7,560	$8,454	$8,373	$8,309	$7,696	$8,077	$7,724	$7,700
Annuities and pensions(1)	673	901	865	1,026	995	237	(5,892)	(2,599)
Net premium income	8,233	9,355	9,238	9,335	8,691	8,314	1,832	5,101
Investment income	5,262	3,284	4,004	3,932	3,710	3,747	3,278	3,481
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities(2)	11,626	4,558	(4,503)	6,592	7,185	8,926	1,113	(3,210)
Other revenue	2,365	2,980	2,433	2,770	2,634	2,562	2,291	2,671
Total revenue	$27,486	$20,177	$11,172	$22,629	$22,220	$23,549	$8,514	$8,043
Income (loss) before income taxes	$832	$1,704	$1,225	$715	$1,756	$2,524	$359	$1,911
Income tax (expense) recovery	7	(597)	(89)	(100)	(240)	(289)	(43)	(6)
Net income (loss)	$839	$1,107	$1,136	$615	$1,516	$2,235	$316	$1,905
Net income (loss) attributed to shareholders	$727	$1,296	$1,228	$723	$1,475	$2,176	$593	$1,573
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(3)	$1,561	$1,028	$1,477	$1,527	$1,452	$1,548	$1,337	$1,539
Other items to reconcile net income attributed to shareholders to core earnings(4):
Investment-related experience outside of core earnings	(916)	(608)	182	(289)	146	327	(130)	312
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	73	792	(389)	(494)	(144)	249	(675)	(277)
Change in actuarial methods and assumptions	-	-	-	(21)	-	-	-	(51)
Reinsurance transactions	9	12	(34)	-	63	52	142	(65)
Restructuring charge	-	-	-	-	-	-	(63)	-
Tax-related items and other	-	72	(8)	-	(42)	-	(18)	115
Net income (loss) attributed to shareholders	$727	$1,296	$1,228	$723	$1,475	$2,176	$593	$1,573
Basic earnings (loss) per common share	$0.35	$0.64	$0.61	$0.35	$0.73	$1.09	$0.28	$0.77
Diluted earnings (loss) per common share	$0.35	$0.64	$0.61	$0.35	$0.73	$1.08	$0.28	$0.77
Segregated funds deposits	$8,784	$11,215	$9,417	$9,160	$9,398	$10,586	$9,212	$9,424
Total assets (in billions)	$866	$831	$809	$812	$790	$780	$750	$748
Weighted average common shares (in millions)	1,939	1,943	1,948	1,961	1,965	1,965	1,980	1,984
Diluted weighted average common shares (in millions)	1,941	1,947	1,953	1,965	1,969	1,969	1,983	1,989
Dividends per common share	$0.280	$0.280	$0.250	$0.250	$0.250	$0.250	$0.250	$0.220
CDN$ to US$1 - Statement of Financial Position	1.3628	1.4187	1.2988	1.3243	1.3087	1.3363	1.3642	1.2945
CDN$ to US$1 - Statement of Income	1.3854	1.3449	1.3200	1.3204	1.3377	1.3295	1.3204	1.3069
(1)	Includes ceded premiums related to the reinsurance of a block of our legacy U.S. individual payout annuities of US$0.5 billion in 1Q19, US$5.3 billion in 4Q18 and US$2.8 billion in 3Q18.
(2)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains and losses on the assets is largely offset in the change in insurance and investment contract liabilities.

(3)	Core earnings is a non-GAAP measure. See “Performance and non-GAAP measures” above.
(4)
For explanations of other items, see “Items excluded from core earnings” table in section A1 “Profitability” and for an operating segment split of these items see the 8 quarter trend tables in “Performance and non-GAAP measures” which reconcile net income (loss) attributed to shareholders to core earnings.

E6 Other
No changes were made in our internal control over financial reporting during the three and six months ended June 30, 2020, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation - Second Quarter 2020

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	June 30, 2020	December 31, 2019
Assets
Cash and short-term securities	$26,683	$20,300
Debt securities	224,405	198,122
Public equities	20,676	22,851
Mortgages	51,134	49,376
Private placements	40,458	37,979
Policy loans	7,019	6,471
Loans to bank clients	1,914	1,740
Real estate	13,200	12,928
Other invested assets	28,375	28,760
Total invested assets (note 3)	413,864	378,527
Other assets
Accrued investment income	2,433	2,416
Outstanding premiums	1,510	1,385
Derivatives (note 4)	36,730	19,449
Reinsurance assets	43,409	41,446
Deferred tax assets	4,688	4,574
Goodwill and intangible assets	10,280	9,975
Miscellaneous	10,941	8,250
Total other assets	109,991	87,495
Segregated funds net assets (note 14)	342,043	343,108
Total assets	$865,898	$809,130
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$389,495	$351,161
Investment contract liabilities (note 5)	3,300	3,104
Deposits from bank clients	21,439	21,488
Derivatives (note 4)	19,653	10,284
Deferred tax liabilities	2,682	1,972
Other liabilities	20,144	16,244
	456,713	404,253
Long-term debt (note 7)	5,716	4,543
Capital instruments (note 8)	7,950	7,120
Segregated funds net liabilities (note 14)	342,043	343,108
Total liabilities	812,422	759,024
Equity
Preferred shares (note 9)	3,822	3,822
Common shares (note 9)	23,025	23,127
Contributed surplus	257	254
Shareholders' retained earnings	16,211	15,488
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(503)	(350)
Available-for-sale securities	2,819	1,511
Cash flow hedges	(329)	(143)
Real estate revaluation surplus	31	31
Translation of foreign operations	7,245	5,398
Total shareholders' equity	52,578	49,138
Participating policyholders' equity	(397)	(243)
Non-controlling interests	1,295	1,211
Total equity	53,476	50,106
Total liabilities and equity	$865,898	$809,130
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori	John Cassaday
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation - Second Quarter 2020

Consolidated Statements of Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2020	2019	2020	2019
Revenue
Premium income
Gross premiums	$9,538	$9,829	$20,263	$20,016
Premiums ceded to reinsurers (note 5)	(1,305)	(1,138)	(2,675)	(3,011)
Net premiums	8,233	8,691	17,588	17,005
Investment income (note 3)
Investment income	5,262	3,710	8,546	7,457
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	11,626	7,185	16,184	16,111
Net investment income (loss)	16,888	10,895	24,730	23,568
Other revenue (note 10)	2,365	2,634	5,345	5,196
Total revenue	27,486	22,220	47,663	45,769
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	7,542	7,287	15,197	14,456
Increase (decrease) in insurance contract liabilities	16,710	10,029	24,810	21,436
Increase (decrease) in investment contract liabilities	58	67	104	110
Benefits and expenses ceded to reinsurers	(1,805)	(1,505)	(3,634)	(2,979)
(Increase) decrease in reinsurance assets (note 5)	175	337	292	39
Net benefits and claims	22,680	16,215	36,769	33,062
General expenses	1,844	1,894	3,689	3,695
Investment expenses	396	415	906	818
Commissions	1,379	1,525	2,934	3,073
Interest expense	266	318	635	646
Net premium taxes	89	97	194	195
Total contract benefits and expenses	26,654	20,464	45,127	41,489
Income before income taxes	832	1,756	2,536	4,280
Income tax (expense) recovery	7	(240)	(590)	(529)
Net income	$839	$1,516	$1,946	$3,751
Net income (loss) attributed to:
Non-controlling interests	$119	$78	$76	$151
Participating policyholders	(7)	(37)	(153)	(51)
Shareholders	727	1,475	2,023	3,651
	$839	$1,516	$1,946	$3,751
Net income attributed to shareholders	$727	$1,475	$2,023	$3,651
Preferred share dividends	(43)	(43)	(86)	(86)
Common shareholders' net income	$684	$1,432	$1,937	$3,565
Earnings per share
Basic earnings per common share (note 9)	$0.35	$0.73	$1.00	$1.81
Diluted earnings per common share (note 9)	0.35	0.73	1.00	1.81
Dividends per common share	0.28	0.25	0.56	0.50
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Manulife Financial Corporation - Second Quarter 2020

Consolidated Statements of Comprehensive Income
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2020	2019	2020	2019
Net income	$839	$1,516	$1,946	$3,751
Other comprehensive income (loss) ("OCI"), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(1,664)	(825)	2,105	(1,613)
Net investment hedges	199	156	(258)	253
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	210	867	3,129	1,859
Reclassification of net realized (gains) losses and impairments to net income	(1,473)	(30)	(1,815)	(69)
Cash flow hedges:
Unrealized gains (losses) arising during the period	19	(27)	(172)	(46)
Reclassification of realized losses to net income	12	-	(14)	-
Share of other comprehensive income (losses) of associates	3	-	(3)	1
Total items that may be subsequently reclassified to net income	(2,694)	141	2,972	385
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	(148)	3	(153)	6
Real estate revaluation reserve	-	-	-	11
Total items that will not be reclassified to net income	(148)	3	(153)	17
Other comprehensive income (loss), net of tax	(2,842)	144	2,819	402
Total comprehensive income (loss), net of tax	$(2,003)	$1,660	$4,765	$4,153
Total comprehensive income (loss) attributed to:
Non-controlling interests	$123	$80	$80	$155
Participating policyholders	(9)	(37)	(154)	(51)
Shareholders	(2,117)	1,617	4,839	4,049

Income Taxes included in Other Comprehensive Income
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2020	2019	2020	2019
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$(1)	$(1)	$1	$(1)
Unrealized foreign exchange gains/losses on net investment hedges	19	19	(36)	33
Unrealized gains/losses on available-for-sale financial securities	86	216	693	468
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(375)	(10)	(497)	(21)
Unrealized gains/losses on cash flow hedges	13	(7)	(55)	(10)
Reclassification of realized gains/losses to net income on cash flow hedges	4	-	(5)	-
Share of other comprehensive income (loss) of associates	(1)	-	(2)	-
Change in pension and other post-employment plans	(39)	1	(40)	2
Total income tax expense (recovery)	$(294)	$218	$59	$471
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Second Quarter 2020

Consolidated Statements of Changes in Equity
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2020	2019
Preferred shares
Balance, beginning of period	$3,822	$3,822
Issued during the period	-	-
Issuance costs, net of tax	-	-
Balance, end of period	3,822	3,822
Common shares
Balance, beginning of period	23,127	22,961
Repurchased (note 9)	(121)	(324)
Issued on exercise of stock options and deferred share units	19	48
Issued under dividend reinvestment and share purchase plans	-	382
Balance, end of period	23,025	23,067
Contributed surplus
Balance, beginning of period	254	265
Exercise of stock options and deferred share units	(4)	(9)
Stock option expense	7	6
Impact of deferred tax asset rate change	-	(2)
Balance, end of period	257	260
Shareholders' retained earnings
Balance, beginning of period	15,488	12,704
Opening adjustment on adoption of IFRS 16	-	(19)
Net income attributed to shareholders	2,023	3,651
Common shares repurchased (note 9)	(132)	(302)
Preferred share dividends	(86)	(86)
Common share dividends	(1,082)	(983)
Balance, end of period	16,211	14,965
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	6,447	6,212
Change in unrealized foreign exchange gains (losses) of net foreign operations	1,847	(1,360)
Change in actuarial gains (losses) on pension and other post-employment plans	(153)	6
Change in unrealized gains (losses) on available-for-sale financial securities	1,311	1,786
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(186)	(46)
Change in real estate revaluation reserve	-	11
Share of other comprehensive income (losses) of associates	(3)	1
Balance, end of period	9,263	6,610
Total shareholders' equity, end of period	52,578	48,724
Participating policyholders' equity
Balance, beginning of period	(243)	94
Opening adjustment on adoption of IFRS 16	-	(3)
Net income (loss) attributed to participating policyholders	(153)	(51)
Other comprehensive income (loss) attributed to policyholders	(1)	-
Balance, end of period	(397)	40
Non-controlling interests
Balance, beginning of period	1,211	1,093
Net income attributed to non-controlling interests	76	151
Other comprehensive income (loss) attributed to non-controlling interests	4	4
Contributions (distributions/disposal), net	4	(100)
Balance, end of period	1,295	1,148
Total equity, end of period	$53,476	$49,912
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Second Quarter 2020

Consolidated Statements of Cash Flows
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2020	2019
Operating activities
Net income	$1,946	$3,751
Adjustments:
Increase (decrease) in insurance contract liabilities	24,810	21,436
Increase (decrease) in investment contract liabilities	104	110
(Increase) decrease in reinsurance assets excluding coinsurance transactions (note 5)	292	751
Amortization of (premium) discount on invested assets	67	59
Other amortization	335	312
Net realized and unrealized (gains) losses and impairment on assets	(17,925)	(17,339)
Deferred income tax expense (recovery)	473	203
Stock option expense	7	6
Cash provided by operating activities before undernoted items	10,109	9,289
Changes in policy related and operating receivables and payables	(1,223)	34
Cash provided by (used in) operating activities	8,886	9,323
Investing activities
Purchases and mortgage advances	(59,833)	(39,926)
Disposals and repayments	56,923	31,096
Change in investment broker net receivables and payables	(1,156)	266
Net cash flows from acquisition and disposal of subsidiaries and businesses	-	253
Cash provided by (used in) investing activities	(4,066)	(8,311)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	(56)	254
Issue of long-term debt, net (note 7)	960	-
Issue of capital instruments, net	1,990	-
Redemption of capital instruments (note 8)	(1,250)	(500)
Secured borrowing	992	-
Changes in deposits from Bank clients, net	(78)	1,488
Lease payments	(66)	(55)
Shareholders' dividends paid in cash	(1,168)	(687)
Contributions from (distributions to) non-controlling interests, net	4	(3)
Common shares repurchased (note 9)	(253)	(626)
Common shares issued, net (note 9)	19	48
Cash provided by (used in) financing activities	1,094	(81)
Cash and short-term securities
Increase (decrease) during the period	5,914	931
Effect of foreign exchange rate changes on cash and short-term securities	438	(377)
Balance, beginning of period	19,548	15,382
Balance, end of period	25,900	15,936
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	20,300	16,215
Net payments in transit, included in other liabilities	(752)	(833)
Net cash and short-term securities, beginning of period	19,548	15,382
End of period
Gross cash and short-term securities	26,683	16,770
Net payments in transit, included in other liabilities	(783)	(834)
Net cash and short-term securities, end of period	$25,900	$15,936
Supplemental disclosures on cash flow information
Interest received	$5,723	$5,761
Interest paid	632	618
Income taxes paid (refund)	297	(305)
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Manulife Financial Corporation - Second Quarter 2020

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1	Nature of Operations and Significant Accounting Policies

(a)	Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the Company’s 2019 Annual Consolidated Financial Statements, except as disclosed in note 2.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, included on pages 96 to 178 of the Company’s 2019 Annual Report, as well as the disclosures on risk in the shaded text and tables in the” Risk Management and Risk Factors” section of the Second Quarter 2020 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2020 were authorized for issue by MFC’s Board of Directors on August 5, 2020.
(b)	Basis of preparation
Refer to note 1 of the 2019 Consolidated Financial Statements for a summary of the most significant estimation processes used in the preparation of the Consolidated Financial Statements under IFRS and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.
The Company’s results and operations have been and may continue to be adversely impacted by the COVID -19 pandemic and the recent economic downturn. The adverse effects include but are not limited to significant volatility in equity markets, decline in interest rates, increase in credit risk, strain on commodity markets, foreign currency exchange rate volatility, increases in insurance claims, persistency and redemptions, and disruption of business operations. The breadth and depth of these events and how long they will continue have introduced additional uncertainty around estimates used in determining the carrying value of certain assets and liabilities included in these Interim Consolidated Financial Statements.
The uncertainty regarding key inputs used in establishing the carrying amounts of certain invested assets and net obligations for defined benefit obligations are outlined in notes 3 and 11, respectively. The Company has applied appropriate measurement techniques using reasonable judgment and estimates from a market participant perspective to reflect current economic conditions. The impact of these techniques has been reflected in these Interim Consolidated Financial Statements. Changes in the inputs used could materially impact the respective carrying values.

Note 2	Accounting and Reporting Changes

(a)	Changes in accounting and reporting policy
(I)	Amendments to IFRS 3 “Business Combinations”
Amendments to IFRS 3 “Business Combinations” were issued in October 2018 and are effective for business combinations occurring on or after January 1, 2020, with earlier application permitted. The amendments revise the definition of a business and permit a simplified assessment of whether an acquired set of activities and assets qualifies as a business. Application of the amendments are expected to result in fewer acquisitions qualifying as business combinations. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

Manulife Financial Corporation - Second Quarter 2020

(II)	Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”
Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” were issued in October 2018. The amendments are effective for annual periods beginning on or after January 1, 2020 and are to be applied prospectively. The amendments update the definition of material. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(III)	Interest Rate Benchmark Reform Amendments to IFRS 9, IAS 39 and IFRS 7
Amendments to IFRS 9, IAS 39 and IFRS 7 were issued in September 2019 related to interest rate benchmark reform and are effective retrospectively for annual periods beginning on or after January 1, 2020. The amendments provide temporary relief for hedge accounting to continue during the period of uncertainty before replacement of an existing interest rate benchmark with an alternative risk-free rate. The amendments apply to all hedge accounting relationships that are affected by the interest rate benchmark reform. The IASB is expected to issue further guidance addressing various accounting issues that will arise when the existing interest rate benchmark has been replaced. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(b)	Future accounting and reporting changes
(I)	IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments”
Amendments to IFRS 17 “Insurance Contracts” were issued in June 2020 and include a two-year deferral of the effective date along with other changes targeted to address implementation concerns and challenges raised by stakeholders. IFRS 17 as amended, is effective for years beginning on January 1, 2023, to be applied retrospectively. If full retrospective application to a group of contracts is impractical, the modified retrospective or fair value methods may be used.
In conjunction with the amendments to IFRS 17, the IASB also amended IFRS 4 “Insurance Contracts” to permit eligible insurers to apply IFRS 9 effective January 1, 2023, alongside IFRS 17.
The Company continues its assessment of IFRS 17 as amended and expects that it will have a significant impact on the Company’s Consolidated Financial Statements. In addition, in certain jurisdictions, including Canada, it could have a material effect on tax and regulatory capital positions and other financial metrics that are dependent upon IFRS accounting values.
(II)	Annual Improvements 2018–2020 Cycle
Annual Improvements 2018–2020 Cycle was issued in May 2020 and is effective on or after January 1, 2022. The IASB issued four minor amendments to different standards as part of the Annual Improvements process, with the amendments to be applied prospectively. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statement.
(III)	Amendments to IFRS 3 “Business Combinations”
Amendments to IFRS 3 “Business Combinations” were issued in May 2020, and are effective on or after January 1, 2022, with earlier application permitted. The amendments update references within IFRS 3 to the 2018 Conceptual Framework and require that the principles in IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” be used to identify liabilities and contingent assets arising from a business combination. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.
(IV)	Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”
Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” were issued in May 2020, and are effective on or after January 1, 2022, with earlier application permitted. The amendments address identifying onerous contracts and specify the cost of fulfilling a contract which includes all costs directly relate to the contract. These include incremental direct costs and allocations of other costs that relate directly to fulfilling the contract. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Manulife Financial Corporation - Second Quarter 2020

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets
As at June 30, 2020	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$2,097	$18,742	$5,844	$26,683	$26,683
Debt securities(5)
Canadian government and agency	20,735	3,581	-	24,316	24,316
U.S. government and agency	10,691	22,830	-	33,521	33,521
Other government and agency	20,446	4,984	-	25,430	25,430
Corporate	131,179	6,442	-	137,621	137,621
Mortgage/asset-backed securities	3,343	174	-	3,517	3,517
Public equities	19,239	1,437	-	20,676	20,676
Mortgages	-	-	51,134	51,134	55,015
Private placements	-	-	40,458	40,458	46,757
Policy loans	-	-	7,019	7,019	7,019
Loans to Bank clients	-	-	1,914	1,914	1,917
Real estate
Own use property	-	-	2,029	2,029	3,354
Investment property	-	-	11,171	11,171	11,171
Other invested assets
Alternative long-duration assets(6),(7)	14,815	97	9,297	24,209	25,148
Various other	150	-	4,016	4,166	4,165
Total invested assets	$222,695	$58,287	$132,882	$413,864	$426,310
As at December 31, 2019	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$1,859	$13,084	$5,357	$20,300	$20,300
Debt securities(5)
Canadian government and agency	18,582	4,779	-	23,361	23,361
U.S. government and agency	11,031	17,221	-	28,252	28,252
Other government and agency	17,383	4,360	-	21,743	21,743
Corporate	116,044	5,285	-	121,329	121,329
Mortgage/asset-backed securities	3,267	170	-	3,437	3,437
Public equities	20,060	2,791	-	22,851	22,851
Mortgages	-	-	49,376	49,376	51,450
Private placements	-	-	37,979	37,979	41,743
Policy loans	-	-	6,471	6,471	6,471
Loans to Bank clients	-	-	1,740	1,740	1,742
Real estate
Own use property	-	-	1,926	1,926	3,275
Investment property	-	-	11,002	11,002	11,002
Other invested assets
Alternative long-duration assets(6),(7)	15,252	99	9,492	24,843	25,622
Various other	149	-	3,768	3,917	3,918
Total invested assets	$203,627	$47,789	$127,111	$378,527	$386,496
(1)
FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets and changes in the value of the related insurance contract liabilities. If this election had not been made and instead the available-for-sale (“AFS”) classification was selected, there would be an accounting mismatch because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company, but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Primarily includes assets classified as loans and carried at amortized cost, own use properties, investment properties, equity method accounted investments, oil and gas investments, and leveraged leases.

(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $7,736 (December 31, 2019 – $3,806) cash equivalents with maturities of less than 90 days at acquisition amounting to $13,103 (December 31, 2019 – $11,137) and cash of $5,844 (December 31, 2019 – $5,357).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $801 and $66, respectively (December 31, 2019 – $537 and $69, respectively).
(6)
Alternative long-duration assets (“ALDA”) include investments in private equity of $6,832, infrastructure of $8,469, oil and gas of $2,206, timber and agriculture sectors of $4,863 and various other invested assets of $1,839 (December 31, 2019 – $6,396, $8,854, $3,245, $4,669 and $1,679 respectively).

(7)
In 2019, the Company sold $1,112 of North American Private Equity investments to Manulife Private Equity Partners, L.P, a closed-end pooled fund of funds. The Company provides management services to the fund.

Manulife Financial Corporation - Second Quarter 2020

(b)	Investment income
	three months ended June 30,		six months ended June 30,
For the	2020	2019	2020	2019
Interest income	$2,853	$2,867	$5,786	$5,695
Dividend, rental and other income	586	747	1,074	1,415
Impairments, provisions and recoveries, net	(166)	(13)	(713)	47
Other	1,989	109	2,399	300
	5,262	3,710	8,546	7,457
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	11,372	4,185	8,228	9,851
Public equities	2,296	312	(950)	2,016
Mortgages	47	11	1	24
Private placements	109	(105)	(47)	(83)
Real estate	(225)	238	(139)	315
Other invested assets	(781)	363	(1,122)	684
Derivatives, including macro equity hedging program	(1,192)	2,181	10,213	3,304
	11,626	7,185	16,184	16,111
Total investment income	$16,888	$10,895	$24,730	$23,568
(c)	Fair value measurement
The following table presents fair values by the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.
As at June 30, 2020	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$2,097	$-	$2,097	$-
AFS	18,742	-	18,742	-
Other	5,844	5,844	-	-
Debt securities
FVTPL
Canadian government and agency	20,735	-	20,735	-
U.S. government and agency	10,691	-	10,691	-
Other government and agency	20,446	-	20,446	-
Corporate	131,179	-	130,507	672
Residential mortgage-backed securities	13	-	13	-
Commercial mortgage-backed securities	1,358	-	1,358	-
Other asset-backed securities	1,972	-	1,928	44
AFS
Canadian government and agency	3,581	-	3,581	-
U.S. government and agency	22,830	-	22,830	-
Other government and agency	4,984	-	4,984	-
Corporate	6,442	-	6,438	4
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	110	-	110	-
Other asset-backed securities	63	-	63	-
Public equities
FVTPL	19,239	19,239	-	-
AFS	1,437	1,437	-	-
Real estate - investment property(1)	11,171	-	-	11,171
Other invested assets(2)	17,820	-	-	17,820
Segregated funds net assets(3)	342,043	291,222	46,426	4,395
Total	$642,798	$317,742	$290,950	$34,106

Manulife Financial Corporation - Second Quarter 2020

As at December 31, 2019	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$1,859	$-	$1,859	$-
AFS	13,084	-	13,084	-
Other	5,357	5,357	-	-
Debt securities
FVTPL
Canadian government and agency	18,582	-	18,582	-
U.S. government and agency	11,031	-	11,031	-
Other government and agency	17,383	-	17,383	-
Corporate	116,044	-	115,411	633
Residential mortgage-backed securities	13	-	13	-
Commercial mortgage-backed securities	1,271	-	1,271	-
Other asset-backed securities	1,983	-	1,983	-
AFS
Canadian government and agency	4,779	-	4,779	-
U.S. government and agency	17,221	-	17,221	-
Other government and agency	4,360	-	4,360	-
Corporate	5,285	-	5,270	15
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	102	-	102	-
Other asset-backed securities	67	-	67	-
Public equities
FVTPL	20,060	20,060	-	-
AFS	2,791	2,788	3	-
Real estate - investment property(1)	11,002	-	-	11,002
Other invested assets(2)	18,194	91	-	18,103
Segregated funds net assets(3)	343,108	293,903	44,693	4,512
Total	$613,577	$322,199	$257,113	$34,265

(1)
For real estate investment properties, the significant unobservable inputs are capitalization rates (ranging from 2.75% to 8.50% during the period and ranging from 2.75% to 8.75% during the year 2019) and terminal capitalization rates (ranging from 3.25% to 9.25% during the period and ranging from 3.80% to 9.25% during the year 2019). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)
Other invested assets measured at fair value are held primarily in the infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 7.00% to 15.6% (for the year ended December 31, 2019 – ranged from 7.00% to 16.5%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.0% (for the year ended December 31, 2019 – ranged from 5.0% to 7.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)
Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in investment properties and timberland properties valued as described above.

As a result of COVID-19 and the recent economic downturn, significant measurement uncertainty exists in determining the fair value of real estate and other invested assets. For the six months ended June 30, 2020, based on reasonable estimates and assumptions reflecting both the nature of the assets and currently available information, the Company has recognized a reduction in the carrying value oil and gas investments of $1,039, the measurement of which was subject to significant judgment. A summary of the measurement uncertainties and impacts to valuation inputs and techniques with respect to real estate and other invested assets is disclosed below. For the methodologies used in determining carrying values of the remaining invested assets, refer to note 1 of the 2019 Consolidated Financial Statements.
Real Estate – For real estate investment properties, valuation inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Measurement uncertainty is driven primarily by a reduction in available information, which could have a negative impact on future carrying value of these assets.
Manulife Financial Corporation - Second Quarter 2020

Timberland and Farmland – For investments in timberland and farmland, valuation inputs include asset-specific production, relevant commodity prices and discount rates. There has been an increase in uncertainty regarding these inputs used, including potential future reduction in demand, which could have a negative impact on the future carrying value of these assets.
Infrastructure – For infrastructure investments, valuation is largely based on discounted cash flow techniques reflecting estimates regarding future cash flows, terminal values and discount rates. These assets are defensive in nature and are supported by existing contractual revenue streams. There has been an increase in uncertainty regarding critical valuation inputs listed, driven primarily by a reduction in available information, which could have a negative impact on future carrying value of these assets.
Oil and Gas – Includes investments in oil and gas comprise properties managed directly through a subsidiary, NAL Resources, as well as other oil and gas private equity interests. Significant declines in oil and gas commodity prices experienced in the period coupled with economic uncertainty stemming from COVID-19 have resulted in reductions in the carrying value of these investments, by way of both impairment and fair value adjustments. Methods for determining the fair value of directly held oil and gas properties use models and inputs reflecting forecasted price curves, planned production, capital expenditures, and operating costs. Investments in other private equity interests are valued primarily based on financial statements and inputs provided by third party general partners and sponsors for these funds. Significant measurement uncertainty relating to future prices for relevant commodities as well as the current absence of information from third parties could have an impact on the carrying value of these assets in future periods.
Private Equity – Included in the Company’s private equity investments are assets valued primarily based on net asset value as per financial statements provided by third party general partners or fund sponsors and reasonable techniques from a market participant perspective. Significant measurement uncertainty relating to volatility in underlying markets as well as the current absence of information from third parties could have an impact on the carrying value of these assets in future periods.
The following table presents fair value of invested assets not measured at fair value by the fair value hierarchy.

As at June 30, 2020	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$51,134	$55,015	$-	$-	$55,015
Private placements	40,458	46,757	-	40,727	6,030
Policy loans	7,019	7,019	-	7,019	-
Loans to Bank clients	1,914	1,917	-	1,917	-
Real estate - own use property	2,029	3,354	-	-	3,354
Other invested assets(1)	10,555	11,493	136	-	11,357
Total invested assets disclosed at fair value	$113,109	$125,555	$136	$49,663	$75,756
As at December 31, 2019	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$49,376	$51,450	$-	$-	$51,450
Private placements	37,979	41,743	-	36,234	5,509
Policy loans	6,471	6,471	-	6,471	-
Loans to Bank clients	1,740	1,742	-	1,742	-
Real estate - own use property	1,926	3,275	-	-	3,275
Other invested assets(1)	10,566	11,346	165	-	11,181
Total invested assets disclosed at fair value	$108,058	$116,027	$165	$44,447	$71,415

(1)
Other invested assets disclosed at fair value include $3,578 (December 31, 2019 – $3,371) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and six months ended June 30, 2020 and 2019, the Company had $nil transfers between Level 1 and Level 2.
For segregated funds net assets, the Company had $29 and $nil transfers from Level 1 to Level 2 for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 – $nil and $nil). The Company had $20 and $nil transfers from Level 2 to Level 1 for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 – $8 and $7).
Manulife Financial Corporation - Second Quarter 2020

Invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of the invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of an active markets, most of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values. The gains and losses in the tables below include the changes in fair value due to both observable and unobservable factors.
The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended June 30, 2020 and 2019.
For the three months ended June 30, 2020	Balance, April 1, 2020	Total gains (losses) included in income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in (3),(4)	Transfer out (3),(4)	Currency movement	Balance, June 30, 2020	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Corporate	$750	$(62)	$-	$-	$(30)	$-	$85	$(50)	$(21)	$672	$57
Other asset-backed securities	-	(11)	-	-	-	(1)	54	-	2	44	(3)
AFS
Corporate	2	(5)	1	-	-	-	6	-	-	4	-
Investment property	11,677	(267)	-	52	(78)	-	-	-	(213)	11,171	(295)
Other invested assets	18,823	(785)	(10)	519	(53)	(115)	-	-	(559)	17,820	(809)
Total invested assets	31,252	(1,130)	(9)	571	(161)	(116)	145	(50)	(791)	29,711	(1,050)
Derivatives	5,145	104	15	10	-	(328)	-	(379)	(182)	4,385	(151)
Segregated funds net assets	4,664	(121)	-	(29)	(36)	15	-	(2)	(96)	4,395	(7)
Total	$41,061	$(1,147)	$6	$552	$(197)	$(429)	$145	$(431)	$(1,069)	$38,491	$(1,208)

For the three months ended June 30, 2019	Balance, April 1, 2019	Total gains (losses) included in income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in (3),(4)	Transfer out (3),(4)	Currency movement	Balance, June 30, 2019	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$192	$5	$-	$6	$(8)	$-	$-	$-	$(8)	$187	$5
Corporate	927	35	-	9	(16)	(3)	1	-	(23)	930	35
Residential mortgage- backed securities	7	-	-	-	-	-	-	-	-	7	-
AFS
Other government & agency	38	-	2	5	(2)	-	-	-	(1)	42	-
Corporate	124	-	2	5	(3)	(1)	-	-	(5)	122	-
Residential mortgage- backed securities	1	-	-	-	-	-	-	-	1	2	-
Commercial mortgage- backed securities	37	-	-	-	-	-	-	(37)	-	-	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
Investment property	10,799	235	-	73	(135)	-	-	-	(106)	10,866	228
Other invested assets	18,169	388	(33)	911	(52)	(310)	-	-	(313)	18,760	502
Total invested assets	30,297	663	(29)	1,009	(216)	(314)	1	(37)	(455)	30,919	770
Derivatives	813	859	10	15	-	27	-	(87)	(25)	1,612	887
Segregated funds net assets	4,396	46	-	118	(41)	(21)	-	-	(39)	4,459	21
Total	$35,506	$1,568	$(19)	$1,142	$(257)	$(308)	$1	$(124)	$(519)	$36,990	$1,678

(1)
Included in net investment income in the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to note 14.

(2)	Included in AOCI in the Consolidated Statements of Financial Position.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of period.
(4)	For derivatives transfer into or out of Level 3, the Company uses fair value at the end of the year and at the beginning of the year, respectively.

Manulife Financial Corporation - Second Quarter 2020

The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2020 and 2019.
For the six months ended June 30, 2020	Balance, January 1, 2020	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in (3),(4)	Transfer out (3),(4)	Currency movement	Balance, June 30, 2020	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Corporate	$633	$(62)	$-	$36	$(30)	$(1)	$114	$(50)	$32	$672	$58
Other asset-backed securities	-	(11)	-	-	-	(1)	54	-	2	44	(3)
AFS
Corporate	15	(5)	1	-	-	-	6	(13)	-	4	-
Investment property	11,002	(149)	-	370	(331)	-	-	-	279	11,171	(195)
Other invested assets	18,103	(1,206)	(52)	1,309	(831)	(292)	91	-	698	17,820	(1,628)
Total invested assets	29,753	(1,433)	(51)	1,715	(1,192)	(294)	265	(63)	1,011	29,711	(1,768)
Derivatives	1,456	3,094	(54)	10	-	(287)	-	21	145	4,385	3,007
Segregated funds net assets	4,512	(155)	-	(14)	(68)	6	4	(2)	112	4,395	(50)
Total	$35,721	$1,506	$(105)	$1,711	$(1,260)	$(575)	$269	$(44)	$1,268	$38,491	$1,189

For the six months ended June 30, 2019	Balance, January 1, 2019	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in (3),(4)	Transfer out (3),(4)	Currency movement	Balance, June 30, 2019	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$180	$12	$-	$17	$(13)	$-	$-	$-	$(9)	$187	$12
Corporate	784	54	-	43	(61)	(14)	162	-	(38)	930	67
Residential mortgage- backed securities	7	-	-	-	-	-	-	-	-	7	-
AFS
Other government & agency	37	-	3	5	(2)	-	-	-	(1)	42	-
Corporate	120	-	3	13	(6)	(3)	-	-	(5)	122	-
Residential mortgage- backed securities	2	-	-	-	-	-	-	-	-	2	-
Commercial mortgage- backed securities	-	-	-	37	-	-	-	(37)	-	-	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
Investment property	10,761	308	-	139	(135)	-	14	-	(221)	10,866	301
Other invested assets	17,562	670	(3)	1,847	(134)	(562)	-	-	(620)	18,760	761
Total invested assets	29,456	1,044	3	2,101	(351)	(579)	176	(37)	(894)	30,919	1,141
Derivatives	106	1,518	30	17	-	(156)	164	(42)	(25)	1,612	1,457
Segregated funds net assets	4,447	86	-	122	(80)	(28)	-	-	(88)	4,459	49
Total	$34,009	$2,648	$33	$2,240	$(431)	$(763)	$340	$(79)	$(1,007)	$36,990	$2,647

(1)
These amounts are included in net investment income in the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to note 14.

(2)	These amounts are included in AOCI in the Consolidated Statements of Financial Position.
(3)	The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, refer to footnote 4 below.
(4)	For derivatives transfer into or out of Level 3, the Company uses fair value at the end of the year and at the beginning of the year, respectively.
Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.
Manulife Financial Corporation - Second Quarter 2020

Note 4	Derivative and Hedging Instruments

Fair value of derivatives
The following table presents the gross notional amount and fair value of derivative instruments by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships.
		June 30, 2020			December 31, 2019
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$100	$1	$-	$350	$-	$5
Foreign currency swaps		90	4	2	86	3	1
Cash flow hedges	Foreign currency swaps	1,798	42	626	1,790	39	407
Equity contracts		174	-	19	132	16	-
Net investment hedges	Foreign currency contracts	652	1	14	2,822	7	22
Total derivatives in qualifying hedge accounting relationships		2,814	48	661	5,180	65	435
Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		313,182	28,318	16,272	283,172	15,159	8,140
Interest rate futures		17,158	-	-	13,069	-	-
Interest rate options		13,092	1,022	-	12,248	423	-
Foreign currency swaps		29,616	849	2,401	26,329	606	1,399
Currency rate futures		4,089	-	-	3,387	-	-
Forward contracts		37,911	5,644	211	33,432	2,337	273
Equity contracts		15,848	845	108	14,582	853	37
Credit default swaps		430	4	-	502	6	-
Equity futures		10,029	-	-	10,576	-	-
Total derivatives not designated in qualifying hedge accounting relationships		441,355	36,682	18,992	397,297	19,384	9,849
Total derivatives		$444,169	$36,730	$19,653	$402,477	$19,449	$10,284
The total notional amount of $444 billion (December 31, 2019 – $402 billion) includes $153 billion (December 31, 2019 – $128 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging and macro equity risk hedging programs. Due to the Company’s variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in a materially lower net fair value exposure to the Company than what the total notional amount would suggest.
The following table presents the fair value of derivative instruments by remaining term to maturity. The fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 6).
	Remaining term to maturity
As at June 30, 2020	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$2,178	$4,055	$2,018	$28,479	$36,730
Derivative liabilities	288	327	430	18,608	19,653
	Remaining term to maturity
As at December 31, 2019	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,248	$1,659	$1,309	$15,233	$19,449
Derivative liabilities	332	145	218	9,589	10,284

Manulife Financial Corporation - Second Quarter 2020

The following table presents fair value of the derivative contracts within the fair value hierarchy.
As at June 30, 2020	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$34,934	$-	$29,501	$5,433
Foreign exchange contracts	947	-	947	-
Equity contracts	845	-	800	45
Credit default swaps	4	-	4	-
Total derivative assets	$36,730	$-	$31,252	$5,478
Derivative liabilities
Interest rate contracts	$16,417	$-	$15,410	$1,007
Foreign exchange contracts	3,109	-	3,103	6
Equity contracts	127	-	47	80
Total derivative liabilities	$19,653	$-	$18,560	$1,093
As at December 31, 2019	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$17,894	$-	$15,801	$2,093
Foreign exchange contracts	680	-	680	-
Equity contracts	869	-	821	48
Credit default swaps	6	-	6	-
Total derivative assets	$19,449	$-	$17,308	$2,141
Derivative liabilities
Interest rate contracts	$8,397	$-	$7,730	$667
Foreign exchange contracts	1,850	-	1,849	1
Equity contracts	37	-	20	17
Total derivative liabilities	$10,284	$-	$9,599	$685
Level 3 roll forward information for net derivative contracts measured using significant unobservable inputs is disclosed in note 3(c).

Note 5	Insurance and Investment Contract Liabilities and Reinsurance Assets

(a)	Insurance and investment contracts
The Company monitors experience and reviews the assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business. Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities.
For the three and six months ended June 30, 2020 and 2019, changes in assumptions and model enhancements did not impact insurance and investment contract liabilities or net income attributed to shareholders.
(b)	Investment contracts – Fair value measurement
As at June 30, 2020, the fair value of investment contract liabilities measured at fair value was $986 (December 31, 2019 – $789). The carrying value and fair value of investment contract liabilities measured at amortized cost were $2,314 and $2,738, respectively (December 31, 2019 – $2,315 and $2,640, respectively). The carrying value and fair value of investment contract liabilities net of reinsurance assets were $2,229 and $2,643, respectively (December 31, 2019 – $2,222 and $2,537, respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three and six months ended June 30, 2020 and 2019.
	three months ended June 30,		six months ended June 30,
For the	2020	2019	2020	2019
Death, disability and other claims	$4,398	$4,036	$9,004	$7,980
Maturity and surrender benefits	2,163	2,176	4,482	4,299
Annuity payments	848	1,005	1,825	2,033
Policyholder dividends and experience rating refunds	370	354	658	677
Net transfers from segregated funds	(237)	(284)	(772)	(533)
Total	$7,542	$7,287	$15,197	$14,456

Manulife Financial Corporation - Second Quarter 2020

(d)	Annuity coinsurance transactions
On September 26, 2018, the Company entered into coinsurance agreements with Reinsurance Group of America (“RGA”) to reinsure a block of legacy U.S. individual pay-out annuities business from John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) with a 100% quota share and John Hancock Life Insurance Company of New York (“JHNY”) with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred invested assets backing these liabilities. The JHUSA transaction closed in 2018.
The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $18, which includes an increase in reinsurance assets of $132 and ceded premiums of $131 in the Consolidated Statements of Income.
On October 31, 2018, the Company entered into coinsurance agreements with Jackson National Life Insurance Company (“Jackson”), a wholly owned subsidiary of Prudential plc, to reinsure a block of legacy U.S. group pay-out annuities business from JHUSA with a 100% quota share and JHNY with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred related invested assets backing these liabilities. The JHUSA transaction closed in 2018.
The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $31, which includes an increase in reinsurance assets of $621, a ceding commission paid of $35 and ceded premiums of $581 in the Consolidated Statements of Income.

Note 6	Risk Management

The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 8 of the Company’s 2019 Annual Consolidated Financial Statements as well as the shaded tables and text in the “Risk Management” section of the Company’s Management Discussion and Analysis (“MD&A”) in the 2019 Annual Report.
(a)	Risk disclosures included in the Second Quarter’s MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in shaded text and tables in the “Risk Management and Risk Factors” section of the Second Quarter 2020 Management Discussion and Analysis. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting” and are an integral part of these unaudited Interim Consolidated Financial Statements.
(b)	Credit risk
(I)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.
The following table presents the credit quality and carrying value of the commercial mortgages and private placements.
As at June 30, 2020	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$129	$1,463	$5,177	$1,967	$309	$5	$9,050
Office	77	1,556	6,121	1,393	40	26	9,213
Multi-family residential	644	1,677	2,833	724	35	-	5,913
Industrial	38	350	2,065	256	3	-	2,712
Other	252	906	936	1,032	335	8	3,469
Total commercial mortgages	1,140	5,952	17,132	5,372	722	39	30,357
Agricultural mortgages	-	28	139	178	119	-	464
Private placements	1,114	4,943	15,848	15,001	1,022	2,530	40,458
Total	$2,254	$10,923	$33,119	$20,551	$1,863	$2,569	$71,279

Manulife Financial Corporation - Second Quarter 2020

As at December 31, 2019	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$132	$1,374	$5,285	$2,039	$10	$-	$8,840
Office	77	1,540	5,808	1,402	26	18	8,871
Multi-family residential	640	1,585	2,397	714	35	-	5,371
Industrial	38	364	1,820	237	10	-	2,469
Other	260	739	976	1,290	-	8	3,273
Total commercial mortgages	1,147	5,602	16,286	5,682	81	26	28,824
Agricultural mortgages	-	27	137	312	-	-	476
Private placements	1,098	5,513	14,311	14,139	823	2,095	37,979
Total	$2,245	$11,142	$30,734	$20,133	$904	$2,121	$67,279
The Company assesses credit quality of residential mortgages and loans to Bank clients at least annually with the loan status as performing or non-performing being the key credit quality indicator.
The following table presents the carrying value of residential mortgages and loans to Bank clients.
As at	June 30, 2020			December 31, 2019
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$6,582	$13,660	$20,242	$6,613	$13,411	$20,024
Non-performing(1)	27	44	71	25	27	52
Loans to Bank clients
Performing	n/a	1,914	1,914	n/a	1,740	1,740
Non-performing(1)	n/a	-	-	n/a	-	-
Total	$6,609	$15,618	$22,227	$6,638	$15,178	$21,816

(1)	Non-performing refers to assets that are 90 days or more past due.
(II)	Past due or credit impaired financial assets
The following table presents past due but not impaired and impaired financial assets and the allowance for credit losses.
	Past due but not impaired
As at June 30, 2020	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$407	$-	$407	$197	$-
AFS	1	1	2	1	-
Private placements	192	-	192	16	14
Mortgages and loans to Bank clients	90	-	90	98	37
Other financial assets	100	78	178	2	-
Total	$790	$79	$869	$314	$51
	Past due but not impaired
As at December 31, 2019	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$11	$-	$11	$167	$-
AFS	4	1	5	-	-
Private placements	215	-	215	7	4
Mortgages and loans to Bank clients	61	-	61	59	16
Other financial assets	60	42	102	1	-
Total	$351	$43	$394	$234	$20

Manulife Financial Corporation - Second Quarter 2020

(c)	Securities lending, repurchase and reverse repurchase transactions
As at June 30, 2020, the Company had loaned securities (which are included in invested assets), with a market value of $1,243 (December 31, 2019 – $558). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at June 30, 2020, the Company had engaged in reverse repurchase transactions of $1,059 (December 31, 2019 – $990) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $273 as at June 30, 2020 (December 31, 2019 – $333) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection in excess of its government bond holdings.
The following table presents the CDS protection sold by type of contract and external agency rating for the underlying reference security.

As at June 30, 2020	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
A	$335	$3	1
BBB	95	1	2
Total single name CDS	$430	$4	1
Total CDS protection sold	$430	$4	1
As at December 31, 2019	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$24	$-	1
A	371	5	1
BBB	107	1	2
Total single name CDS	$502	$6	1
Total CDS protection sold	$502	$6	1

(1)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(2)	The weighted average maturity of the CDS is weighted based on notional amounts.
(3)	Standard & Poor’s assigned credit ratings are used where available followed by Moody’s, DBRS, and Fitch. If no external rating is available, an internally developed rating is used.
(4)	The Company held no purchased credit protection.
(e)	Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at June 30, 2020, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 19 per cent (December 31, 2019 – 23 per cent). As at June 30, 2020, the largest single counterparty exposure, without considering the impact of master netting agreements or the benefit of collateral held, was $5,338 (December 31, 2019 – $3,047). The net exposure to this counterparty, after considering master netting agreements and the fair value of collateral held, was $nil (December 31, 2019 – $nil).
Manulife Financial Corporation - Second Quarter 2020

(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional. In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.
The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.
		Related amounts not set off in the Consolidated Statements of Financial Position
As at June 30, 2020	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$37,545	$(17,130)	$(20,395)	$20	$20
Securities lending	1,243	-	(1,243)	-	-
Reverse repurchase agreements	1,059	-	(1,059)	-	-
Total financial assets	$39,847	$(17,130)	$(22,697)	$20	$20
Financial liabilities
Derivative liabilities	$(20,902)	$17,130	$3,344	$(428)	$(114)
Repurchase agreements	(273)	-	273	-	-
Total financial liabilities	$(21,175)	$17,130	$3,617	$(428)	$(114)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2019	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$20,144	$(9,188)	$(10,889)	$67	$67
Securities lending	558	-	(558)	-	-
Reverse repurchase agreements	990	-	(989)	1	1
Total financial assets	$21,692	$(9,188)	$(12,436)	$68	$68
Financial liabilities
Derivative liabilities	$(11,345)	$9,188	$1,903	$(254)	$(53)
Repurchase agreements	(333)	-	330	(3)	(3)
Total financial liabilities	$(11,678)	$9,188	$2,233	$(257)	$(56)

(1)	Include accrued interest of $819 and $1,249, respectively (December 31, 2019 – $696 and $1,061, respectively).
(2)
Financial and cash collateral pledged excludes over-collateralization. As at June 30, 2020, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $2,340, $674, $57 and $nil, respectively (December 31, 2019 – $1,149, $526, $44 and $nil, respectively). As at June 30, 2020, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)
Includes derivative contracts entered between the Company and its unconsolidated financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered with these trusts.

Manulife Financial Corporation - Second Quarter 2020

The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offset rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Company’s Consolidated Statements of Financial Position.
A credit linked note is a security that allows the issuer to transfer a specific credit risk to the buyer. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.
As at June 30, 2020	Gross amounts	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$892	$(892)	$-
Variable surplus note	(892)	892	-
As at December 31, 2019	Gross amounts	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$782	$(782)	$-
Variable surplus note	(782)	782	-

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments

As at	Issue date	Maturity date	Par value	June 30, 2020	December 31, 2019
4.70% Senior notes(1)	June 23, 2016	June 23, 2046	US$1,000	$1,354	$1,290
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,009	962
2.396% Senior notes(2)	June 1, 2020	June 1, 2027	US$200	271	-
2.484% Senior notes(2)	May 19, 2020	May 19, 2027	US$500	677	-
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	367	350
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,356	1,292
4.90% Senior notes(1)	September 17, 2010	September 17, 2020	US$500	682	649
Total				$5,716	$4,543

(1)
These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(2)
Issued by MFC, interest is payable semi-annually. The senior notes may be redeemed in whole or in part at the option of MFC at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding U.S. Treasury bond plus 30 basis points.

(b)	Fair value measurement
Fair value of long-term debt instruments is determined using the following hierarchy:
Level 1 – Fair value is determined using quoted market prices where available.
Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.
The Company measures long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2020, the fair value of long-term debt was $6,146 (December 31, 2019 – $5,078). Fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2019 – Level 2).

Manulife Financial Corporation - Second Quarter 2020

Note 8	Capital Instruments

(a)	Carrying value of capital instruments
As at	Issue date	Earliest par redemption date	Maturity date	Par value	June 30, 2020	December 31, 2019
JHFC Subordinated notes	December 14, 2006	n/a	December 15, 2036	$650	$647	$647
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	995	-
4.061% MFC Subordinated notes(2)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,017	969
2.237% MFC Subordinated debentures(3)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	995	-
3.00% MFC Subordinated notes	November 21, 2017	November 21, 2024	November 21, 2029	S$500	487	481
3.049% MFC Subordinated debentures	August 18, 2017	August 20, 2024	August 20, 2029	$750	748	747
3.317% MFC Subordinated debentures	May 9, 2018	May 9, 2023	May 9, 2028	$600	598	598
3.181% MLI Subordinated debentures	November 20, 2015	November 22, 2022	November 22, 2027	$1,000	998	998
3.85% MFC Subordinated notes	May 25, 2016	May 25, 2021	May 25, 2026	S$500	488	482
2.389% MLI Subordinated debentures	June 1, 2015	January 5, 2021	January 5, 2026	$350	350	350
2.10% MLI Subordinated debentures(4)	March 10, 2015	June 1, 2020	June 1, 2025	$750	-	750
2.64% MLI Subordinated debentures(4)	December 1, 2014	January 15, 2020	January 15, 2025	$500	-	500
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$450	627	598
Total					$7,950	$7,120

(1)
Issued by MFC, interest is payable semi-annually. After May 13, 2030, the interest rate will reset to equal the 90-day Bankers’ Acceptance rate plus 1.82%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after May 13, 2025, at a redemption price together with accrued and unpaid interest. If the redemption date is on or after May 13, 2025, but prior to May 13, 2030, the redemption price shall be the greater of: (i) the fair value of the debt based on the yield on uncallable Government of Canada bonds with a term to maturity equal to the period between the date fixed for redemption and May 13, 2030; and (ii) par. If the redemption date is on or after May 13, 2030, the redemption price shall be equal to par.

(2)
Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(3)
Issued by MFC, interest is payable semi-annually. After May 12, 2025, the interest rate will reset to equal the 90-day Bankers’ Acceptance rate plus 1.49%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after May 12, 2025, at a redemption price equal to par, together with accrued and unpaid interest.

(4)	MLI redeemed in full the 2.64% and 2.10% subordinated debentures at par, on January 15, 2020 and June 1, 2020 respectively, the earliest par redemption date.
(b)	Fair value measurement
Fair value of capital instruments is determined using the following hierarchy:
Level 1 – Fair value is determined using quoted market prices where available.
Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2020, the fair value of capital instruments was $8,266 (December 31, 2019 – $7,333). Fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2019 – Level 2).

Manulife Financial Corporation - Second Quarter 2020

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares
The following table presents information about the outstanding preferred shares as at June 30, 2020 and December 31, 2019.
		Annual	Earliest	Number of		Net amount(3)
		dividend	redemption	shares	Face	June 30,	December 31,
As at	Issue date	rate(1)	date(2)	(in millions)	amount	2020	2019
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155	155
Series 4(6)	June 20, 2016	floating	June 19, 2021	2	42	41	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195	195
Series 7(4),(5)	February 22, 2012	4.312%	March 19, 2022	10	250	244	244
Series 9(4),(5)	May 24, 2012	4.351%	September 19, 2022	10	250	244	244
Series 11(4),(5)	December 4, 2012	4.731%	March 19, 2023	8	200	196	196
Series 13(4),(5)	June 21, 2013	4.414%	September 19, 2023	8	200	196	196
Series 15(4),(5)	February 25, 2014	3.786%	June 19, 2024	8	200	195	195
Series 17(4),(5)	August 15, 2014	3.80%	December 19, 2024	14	350	343	343
Series 19(4),(5),(7)	December 3, 2014	3.675%	March 19, 2025	10	250	246	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467	467
Series 25(4),(5)	February 20, 2018	4.70%	June 19, 2023	10	250	245	245
Total				156	$3,900	$3,822	$3,822

(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97%, Series 23 – 3.83% and Series 25 – 2.55%.

(5)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(7)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 19 on March 19, 2020, the earliest redemption date. The dividend rate was reset as specified in footnote 4 above to an annual fixed rate of 3.675%, for a five-year period commencing on March 20, 2020.

(b)	Common shares
As at June 30, 2020, there were 26 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2019 – 23 million).
For the	six months ended	year ended
Number of common shares (in millions)	June 30, 2020	December 31, 2019
Balance, beginning of period	1,949	1,971
Repurchased for cancellation	(10)	(58)
Issued under dividend reinvestment plan	-	31
Issued on exercise of stock options and deferred share units	1	5
Balance, end of period	1,940	1,949

Manulife Financial Corporation - Second Quarter 2020

Normal Course Issuer Bid
The current NCIB commenced on November 14, 2019 and will continue until November 13, 2020, when the NCIB expires, or such earlier date as the Company completes its purchases. However, on March 13, 2020, the Office of the Superintendent of Financial Institutions (“OSFI”) announced measures to support the resilience of financial institutions. Consistent with these measures, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. Accordingly, the Company has not repurchased its shares since March 13, 2020.
From January 1, 2020 to March 12, 2020, the Company had purchased for cancellation 10 million shares for $253. Of this, $121 was recorded in common shares and $132 was recorded in retained earnings in the Consolidated Statements of Changes in Equity.
Dividend Reinvestment Plan
The Company offers a Dividend Reinvestment Program (“DRIP”) whereby shareholders may elect to automatically reinvest dividends in the form of MFC common shares instead of receiving cash. The offering of the program and its terms of execution are subject to the Board of Directors’ discretion. For the dividends paid in the first two quarters of 2020, common shares in connection with the DRIP were purchased on the open market with no applicable discount.
(c)	Earnings per share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.
For the	three months ended June 30,		six months ended June 30,
(in millions)	2020	2019	2020	2019
Weighted average number of common shares	1,939	1,965	1,941	1,965
Dilutive stock-based awards(1)	2	4	3	4
Weighted average number of diluted common shares	1,941	1,969	1,944	1,969

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Note 10	Revenue from Service Contracts

The Company provides investment management services, administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.
Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components as fees are collected monthly. The Company has no significant contract assets or contract liabilities.

Manulife Financial Corporation - Second Quarter 2020

The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 13.
For the three months ended June 30, 2020	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$41	$40	$135	$648	$(48)	$816
Transaction processing, administration, and service fees	56	194	4	534	2	790
Distribution fees and other	45	7	18	169	(10)	229
Total included in other revenue	142	241	157	1,351	(56)	1,835
Real estate management services included in net investment income	10	39	37	-	2	88
Total	$152	$280	$194	$1,351	$(54)	$1,923

For the three months ended June 30, 2019	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$40	$38	$136	$700	$(47)	$867
Transaction processing, administration, and service fees	55	209	4	511	-	779
Distribution fees and other	49	13	25	181	(7)	261
Total included in other revenue	144	260	165	1,392	(54)	1,907
Real estate management services included in net investment income	8	34	33	-	2	77
Total	$152	$294	$198	$1,392	$(52)	$1,984

For the six months ended June 30, 2020	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$85	$95	$262	$1,339	$(92)	$1,689
Transaction processing, administration, and service fees	113	395	8	1,069	1	1,586
Distribution fees and other	97	7	35	354	(25)	468
Total included in other revenue	295	497	305	2,762	(116)	3,743
Real estate management services included in net investment income	19	76	71	-	4	170
Total	$314	$573	$376	$2,762	$(112)	$3,913

For the six months ended June 30, 2019	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$80	$77	$271	$1,375	$(98)	$1,705
Transaction processing, administration, and service fees	107	409	8	1,000	-	1,524
Distribution fees and other	100	25	41	351	(16)	501
Total included in other revenue	287	511	320	2,726	(114)	3,730
Real estate management services included in net investment income	17	73	68	-	4	162
Total	$304	$584	$388	$2,726	$(110)	$3,892

Manulife Financial Corporation - Second Quarter 2020

Note 11	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada, included in operating expenses and other comprehensive income is as follows.
	Pension plans		Retiree welfare plans
For the three months ended June 30,	2020	2019	2020	2019
Defined benefit current service cost	$11	$11	$-	$-
Defined benefit administrative expenses	1	3	-	1
Service cost	12	14	-	1
Interest on net defined benefit (asset) liability	3	5	-	-
Defined benefit cost	15	19	-	1
Defined contribution cost	22	20	-	-
Net benefit cost reported in earnings	$37	$39	$-	$1
Actuarial (gain) loss on economic assumption changes	$272	$-	$-	$-
Return on assets (excluding interest income)	(81)	-	-	-
Remeasurement (gain) loss recorded in AOCI	$191	$-	$-	$-
	Pension plans		Retiree welfare plans
For the six months ended June 30,	2020	2019	2020	2019
Defined benefit current service cost	$21	$21	$-	$-
Defined benefit administrative expenses	3	5	-	1
Service cost	24	26	-	1
Interest on net defined benefit (asset) liability	5	9	-	-
Defined benefit cost	29	35	-	1
Defined contribution cost	46	43	-	-
Net benefit cost reported in earnings	$75	$78	$-	$1
Actuarial (gain) loss on economic assumption changes	$272	$-	$-	$-
Return on assets (excluding interest income)	(81)	-	-	-
Remeasurement (gain) loss recorded in AOCI	$191	$-	$-	$-
As disclosed in note 1, the COVID-19 pandemic and the recent economic downturn has introduced significant uncertainty regarding key inputs used in establishing the carrying amounts of the Company’s net defined pension obligation for material plans. The Company remeasures its net defined benefit obligation annually and evaluates quarterly for significant changes which could require a remeasurement on an interim basis. For the six months ended June 30, 2020, the net defined benefit obligation for material plans was estimated to have increased by $272 due to lower rates on the investment grade corporate bonds that are used to establish the discount rate for benefit obligations, this increase was partly offset by $81 due to higher than expected investment returns. The net impact of $191 was recorded as an adjustment to the net defined benefit obligation. Any future changes in asset values or discount rates could have a material impact on the net defined pension obligation. Measurement uncertainty exists in the valuation of investments including potentially unobservable valuation inputs and the determination of discount rates. This uncertainty along with ongoing volatility in corporate bond markets could lead to remeasurement in the Company’s net defined benefit obligation in future interim periods.

Note 12	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
Manulife Financial Corporation - Second Quarter 2020

In June 2018, a class action was initiated against John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in the U.S. District Court for the Southern District of New York on behalf of owners of approximately 1,500 Performance Universal Life policies issued between 2003 and 2009 whose policies were subject to a Cost of Insurance (“COI”) increase announced in 2018. In October 2018, a second and almost identical class action was initiated against JHUSA and JHNY in the U.S. District Court for the Southern District of New York. The two cases were determined to be related, and they were consolidated and assigned to the same judge. Discovery has commenced in these cases. No hearings on substantive matters have been scheduled. It is too early to assess the range of potential outcomes for these two related lawsuits. In addition to the consolidated class action, there are seven non-class lawsuits opposing the Performance UL COI increases that also have been filed. Each of the lawsuits, except one, is brought by plaintiffs owning multiple policies and by entities managing them for investment purposes. Two of the non-class lawsuits are pending in New York state court; two of the lawsuits are pending in the U.S. District Court for the Southern District of New York; and three lawsuits are pending in the U.S. District Court for the Central District of California. Whether individually or on a combined basis, it remains premature, given the procedural status of these cases, as well as the relatively early development of parties’ respective legal theories, to suggest a reliable estimate of potential outcomes.
(b)	Guarantees
(I)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.
(II)	Guarantees regarding The Manufacturers Life Insurance Company
MFC has provided a subordinated guarantee on the day of issuance for the following subordinated debentures issued by MLI: $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.
The following table sets forth certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information
For the three months ended June 30, 2020	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$132	$27,500	$131	$(277)	$27,486	$-
Net income (loss) attributed to shareholders	727	812	(128)	(684)	727	(6)
For the three months ended June 30, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$146	$22,235	$123	$(284)	$22,220	$5
Net income (loss) attributed to shareholders	1,475	1,538	(118)	(1,420)	1,475	(2)
For the six months ended June 30, 2020	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$113	$47,716	$131	$(297)	$47,663	$27
Net income (loss) attributed to shareholders	2,023	2,205	(128)	(2,077)	2,023	8
For the six months ended June 30, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$142	$45,801	$123	$(297)	$45,769	$10
Net income (loss) attributed to shareholders	3,651	3,799	(118)	(3,681)	3,651	(5)

Manulife Financial Corporation - Second Quarter 2020

Condensed Consolidated Statements of Financial Position Information
As at June 30, 2020	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$26	$413,826	$12	$-	$413,864	$6
Total other assets	95,827	112,072	60,134	(158,042)	109,991	1,217
Segregated funds net assets	-	342,043	-	-	342,043	-
Insurance contract liabilities	-	389,495	-	-	389,495	-
Investment contract liabilities	-	3,300	-	-	3,300	-
Segregated funds net liabilities	-	342,043	-	-	342,043	-
Total other liabilities	43,275	68,133	60,259	(94,083)	77,584	978
As at December 31, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$21	$378,496	$10	$-	$378,527	$6
Total other assets	57,474	87,774	3	(57,756)	87,495	1,088
Segregated funds net assets	-	343,108	-	-	343,108	-
Insurance contract liabilities	-	351,161	-	-	351,161	-
Investment contract liabilities	-	3,104	-	-	3,104	-
Segregated funds net liabilities	-	343,108	-	-	343,108	-
Total other liabilities	8,357	53,998	-	(704)	61,651	858

(III)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 15.

Note 13	Segment and Geographic Reporting

The Company’s reporting segments are Asia, Canada, U.S., Global WAM, and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The following are the Company’s significant products and services by segments.
Wealth and asset management businesses (Global WAM) – include mutual funds and exchange traded funds, group retirement and savings products, and institutional asset management services across all major asset classes. These products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – includes a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other Segment – comprises of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; Property and Casualty (“P&C”) Reinsurance Business and run-off reinsurance operations including variable annuities and accident and health.

Manulife Financial Corporation - Second Quarter 2020

(a)	By Segment
For the three months ended				Global	Corporate
June 30, 2020	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$3,910	$2,137	$1,479	$-	$34	$7,560
Annuities and pensions	590	69	14	-	-	673
Net premium income	4,500	2,206	1,493	-	34	8,233
Net investment income	3,809	5,495	5,594	8	1,982	16,888
Other revenue	202	233	517	1,353	60	2,365
Total revenue	8,511	7,934	7,604	1,361	2,076	27,486
Contract benefits and expenses
Life and health insurance	5,096	3,653	9,601	-	(48)	18,302
Annuities and pensions	1,459	3,493	(609)	35	-	4,378
Net benefits and claims	6,555	7,146	8,992	35	(48)	22,680
Interest expense	69	56	12	-	129	266
Other expenses	1,208	754	608	1,048	90	3,708
Total contract benefits and expenses	7,832	7,956	9,612	1,083	171	26,654
Income (loss) before income taxes	679	(22)	(2,008)	278	1,905	832
Income tax recovery (expense)	(140)	114	428	(40)	(355)	7
Net income (loss)	539	92	(1,580)	238	1,550	839
Less net income (loss) attributed to:
Non-controlling interests	119	-	-	-	-	119
Participating policyholders	43	(50)	-	-	-	(7)
Net income (loss) attributed to shareholders	$377	$142	$(1,580)	$238	$1,550	$727

For the three months ended				Global	Corporate
June 30, 2019	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$3,916	$2,148	$1,605	$-	$27	$7,696
Annuities and pensions(1)	754	83	158	-	-	995
Net premium income	4,670	2,231	1,763	-	27	8,691
Net investment income	1,770	3,261	5,667	5	192	10,895
Other revenue	256	260	747	1,390	(19)	2,634
Total revenue	6,696	5,752	8,177	1,395	200	22,220
Contract benefits and expenses
Life and health insurance	4,117	2,585	5,929	-	(3)	12,628
Annuities and pensions	699	1,942	922	24	-	3,587
Net benefits and claims	4,816	4,527	6,851	24	(3)	16,215
Interest expense	59	122	14	1	122	318
Other expenses	1,214	814	691	1,094	118	3,931
Total contract benefits and expenses	6,089	5,463	7,556	1,119	237	20,464
Income (loss) before income taxes	607	289	621	276	(37)	1,756
Income tax recovery (expense)	(49)	(13)	(119)	(33)	(26)	(240)
Net income (loss)	558	276	502	243	(63)	1,516
Less net income (loss) attributed to:
Non-controlling interests	78	-	-	-	-	78
Participating policyholders	4	(41)	-	-	-	(37)
Net income (loss) attributed to shareholders	$476	$317	$502	$243	$(63)	$1,475
Manulife Financial Corporation - Second Quarter 2020

As at and for the six months ended				Global	Corporate
June 30, 2020	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$8,585	$4,311	$3,053	$-	$65	$16,014
Annuities and pensions	1,304	171	99	-	-	1,574
Net premium income	9,889	4,482	3,152	-	65	17,588
Net investment income	2,105	6,354	13,878	16	2,377	24,730
Other revenue	994	483	1,237	2,771	(140)	5,345
Total revenue	12,988	11,319	18,267	2,787	2,302	47,663
Contract benefits and expenses
Life and health insurance	7,869	5,267	12,501	-	12	25,649
Annuities and pensions	2,052	4,981	4,004	83	-	11,120
Net benefits and claims	9,921	10,248	16,505	83	12	36,769
Interest expense	134	226	25	1	249	635
Other expenses	2,456	1,564	1,378	2,137	188	7,723
Total contract benefits and expenses	12,511	12,038	17,908	2,221	449	45,127
Income (loss) before income taxes	477	(719)	359	566	1,853	2,536
Income tax recovery (expense)	(67)	(20)	(87)	(78)	(338)	(590)
Net income (loss)	410	(739)	272	488	1,515	1,946
Less net income (loss) attributed to:
Non-controlling interests	76	-	-	-	-	76
Participating policyholders	(138)	(15)	-	-	-	(153)
Net income (loss) attributed to shareholders	$472	$(724)	$272	$488	$1,515	$2,023
Total assets	$139,509	$164,136	$295,423	$218,659	$48,171	$865,898

As at and for the six months ended				Global	Corporate
June 30, 2019	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$8,377	$4,253	$3,092	$-	$51	$15,773
Annuities and pensions(1)	1,462	198	(428)	-	-	1,232
Net premium income	9,839	4,451	2,664	-	51	17,005
Net investment income	5,024	7,843	10,255	28	418	23,568
Other revenue	584	548	1,374	2,725	(35)	5,196
Total revenue	15,447	12,842	14,293	2,753	434	45,769
Contract benefits and expenses
Life and health insurance	9,575	5,805	11,525	-	(11)	26,894
Annuities and pensions	1,728	4,161	218	61	-	6,168
Net benefits and claims	11,303	9,966	11,743	61	(11)	33,062
Interest expense	113	246	23	3	261	646
Other expenses	2,495	1,569	1,361	2,146	210	7,781
Total contract benefits and expenses	13,911	11,781	13,127	2,210	460	41,489
Income (loss) before income taxes	1,536	1,061	1,166	543	(26)	4,280
Income tax recovery (expense)	(166)	(91)	(223)	(67)	18	(529)
Net income (loss)	1,370	970	943	476	(8)	3,751
Less net income (loss) attributed to:
Non-controlling interests	152	-	-	-	(1)	151
Participating policyholders	47	(98)	-	-	-	(51)
Net income (loss) attributed to shareholders	$1,171	$1,068	$943	$476	$(7)	$3,651
Total assets	$119,954	$157,458	$270,702	$209,426	$32,095	$789,635
(1)	During the period, the Company ceded premiums to RGA and Jackson for the JHNY transactions, refer to note 5(d) for details.

Manulife Financial Corporation - Second Quarter 2020

(b)	By Geographic Location
For the three months ended
June 30, 2020	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$3,932	$2,044	$1,480	$104	$7,560
Annuities and pensions	590	69	14	-	673
Net premium income	4,522	2,113	1,494	104	8,233
Net investment income	3,945	5,458	7,505	(20)	16,888
Other revenue	421	658	1,281	5	2,365
Total revenue	$8,888	$8,229	$10,280	$89	$27,486

For the three months ended
June 30, 2019	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$3,930	$2,082	$1,606	$78	$7,696
Annuities and pensions	754	83	158	-	995
Net premium income	4,684	2,165	1,764	78	8,691
Net investment income	1,801	3,356	5,660	78	10,895
Other revenue	492	645	1,491	6	2,634
Total revenue	$6,977	$6,166	$8,915	$162	$22,220

For the six months ended
June 30, 2020	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$8,628	$4,137	$3,054	$195	$16,014
Annuities and pensions	1,304	171	99	-	1,574
Net premium income	9,932	4,308	3,153	195	17,588
Net investment income	2,369	6,576	15,791	(6)	24,730
Other revenue	1,458	1,267	2,615	5	5,345
Total revenue	$13,759	$12,151	$21,559	$194	$47,663

For the six months ended
June 30, 2019	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$8,411	$4,085	$3,093	$184	$15,773
Annuities and pensions	1,462	198	(428)	-	1,232
Net premium income	9,873	4,283	2,665	184	17,005
Net investment income	5,147	8,005	10,286	130	23,568
Other revenue	1,018	1,304	2,866	8	5,196
Total revenue	$16,038	$13,592	$15,817	$322	$45,769

Manulife Financial Corporation - Second Quarter 2020

Note 14	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”).
The following table presents the carrying value and changes in segregated funds net assets.
As at	June 30, 2020	December 31, 2019
Investments at market value
Cash and short-term securities	$4,083	$3,364
Debt securities	17,603	16,883
Equities	12,059	12,989
Mutual funds	304,939	304,753
Other investments	4,727	4,785
Accrued investment income	305	1,678
Other assets and liabilities, net	(1,314)	(975)
Total segregated funds net assets	$342,402	$343,477
Composition of segregated funds net assets
Held by policyholders	$342,043	$343,108
Held by the Company	359	369
Total segregated funds net assets	$342,402	$343,477
Changes in segregated funds net assets
	three months ended June 30,		six months ended June 30,
For the	2020	2019	2020	2019
Net policyholder cash flow
Deposits from policyholders	$8,783	$9,398	$19,999	$19,984
Net transfers to general fund	(237)	(284)	(772)	(533)
Payments to policyholders	(8,971)	(12,695)	(22,003)	(24,262)
	(425)	(3,581)	(2,776)	(4,811)
Investment related
Interest and dividends	994	904	2,281	2,153
Net realized and unrealized investment gains (losses)	38,677	8,628	(8,888)	35,309
	39,671	9,532	(6,607)	37,462
Other
Management and administration fees	(943)	(957)	(1,994)	(1,994)
Impact of changes in foreign exchange rates	(8,474)	(4,632)	10,302	(9,049)
	(9,417)	(5,589)	8,308	(11,043)
Net additions (deductions)	29,829	362	(1,075)	21,608
Segregated funds net assets, beginning of period	312,573	334,842	343,477	313,596
Segregated funds net assets, end of period	$342,402	$335,204	$342,402	$335,204
Segregated funds assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantees are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management and Risk Factors update” section of the Company’s Second Quarter 2020 Management Discussion and Analysis provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation - Second Quarter 2020

Note 15	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company’s 2019 Annual Consolidated Financial Statements.
Condensed Consolidated Statement of Financial Position
As at June 30, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$26	$122,275	$291,875	$(312)	$413,864
Investments in unconsolidated subsidiaries	63,987	8,434	49,480	(121,901)	-
Reinsurance assets	-	64,368	11,029	(31,988)	43,409
Other assets	31,840	32,765	88,368	(86,391)	66,582
Segregated funds net assets	-	180,532	163,994	(2,483)	342,043
Total assets	$95,853	$408,374	$604,746	$(243,075)	$865,898
Liabilities and equity
Insurance contract liabilities	$-	$175,683	$246,529	$(32,717)	$389,495
Investment contract liabilities	-	1,121	2,180	(1)	3,300
Other liabilities	32,232	30,931	86,888	(86,133)	63,918
Long-term debt	5,716	-	-	-	5,716
Capital instruments	5,327	627	31,996	(30,000)	7,950
Segregated funds net liabilities	-	180,532	163,994	(2,483)	342,043
Shareholders' equity	52,578	19,480	72,261	(91,741)	52,578
Participating policyholders' equity	-	-	(397)	-	(397)
Non-controlling interests	-	-	1,295	-	1,295
Total liabilities and equity	$95,853	$408,374	$604,746	$(243,075)	$865,898
As at December 31, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$21	$107,746	$271,100	$(340)	$378,527
Investments in unconsolidated subsidiaries	57,068	7,467	16,983	(81,518)	-
Reinsurance assets	-	61,310	10,080	(29,944)	41,446
Other assets	406	20,859	45,111	(20,327)	46,049
Segregated funds net assets	-	181,982	162,845	(1,719)	343,108
Total assets	$57,495	$379,364	$506,119	$(133,848)	$809,130
Liabilities and equity
Insurance contract liabilities	$-	$157,398	$224,378	$(30,615)	$351,161
Investment contract liabilities	-	1,091	2,014	(1)	3,104
Other liabilities	537	21,311	48,226	(20,086)	49,988
Long-term debt	4,543	-	-	-	4,543
Capital instruments	3,277	599	3,244	-	7,120
Segregated funds net liabilities	-	181,982	162,845	(1,719)	343,108
Shareholders' equity	49,138	16,983	64,444	(81,427)	49,138
Participating policyholders' equity	-	-	(243)	-	(243)
Non-controlling interests	-	-	1,211	-	1,211
Total liabilities and equity	$57,495	$379,364	$506,119	$(133,848)	$809,130

Manulife Financial Corporation - Second Quarter 2020

Condensed Consolidated Statement of Income
For the three months ended
June 30, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,082	$7,151	$-	$8,233
Net investment income (loss)	128	3,904	13,114	(258)	16,888
Net other revenue	4	759	2,203	(601)	2,365
Total revenue	132	5,745	22,468	(859)	27,486
Contract benefits and expenses
Net benefits and claims	-	6,413	16,589	(322)	22,680
Commissions, investment and general expenses	6	683	3,248	(318)	3,619
Other expenses	109	54	411	(219)	355
Total contract benefits and expenses	115	7,150	20,248	(859)	26,654
Income (loss) before income taxes	17	(1,405)	2,220	-	832
Income tax (expense) recovery	(5)	318	(306)	-	7
Income (loss) after income taxes	12	(1,087)	1,914	-	839
Equity in net income (loss) of unconsolidated subsidiaries	715	693	(394)	(1,014)	-
Net income (loss)	$727	$(394)	$1,520	$(1,014)	$839
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$119	$-	$119
Participating policyholders	-	(1)	(7)	1	(7)
Shareholders	727	(393)	1,408	(1,015)	727
	$727	$(394)	$1,520	$(1,014)	$839

For the three months ended
June 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,231	$7,460	$-	$8,691
Net investment income (loss)	139	4,448	6,619	(311)	10,895
Net other revenue	7	782	3,470	(1,625)	2,634
Total revenue	146	6,461	17,549	(1,936)	22,220
Contract benefits and expenses
Net benefits and claims	-	5,343	12,131	(1,259)	16,215
Commissions, investment and general expenses	5	811	3,412	(394)	3,834
Other expenses	106	40	552	(283)	415
Total contract benefits and expenses	111	6,194	16,095	(1,936)	20,464
Income (loss) before income taxes	35	267	1,454	-	1,756
Income tax (expense) recovery	(9)	(27)	(204)	-	(240)
Income (loss) after income taxes	26	240	1,250	-	1,516
Equity in net income (loss) of unconsolidated subsidiaries	1,449	53	293	(1,795)	-
Net income (loss)	$1,475	$293	$1,543	$(1,795)	$1,516
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$78	$-	$78
Participating policyholders	-	(2)	(37)	2	(37)
Shareholders	1,475	295	1,502	(1,797)	1,475
	$1,475	$293	$1,543	$(1,795)	$1,516

Manulife Financial Corporation - Second Quarter 2020

Condensed Consolidated Statement of Income
For the six months ended
June 30, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$2,284	$15,304	$-	$17,588
Net investment income (loss)	115	12,130	12,751	(266)	24,730
Net other revenue	(2)	1,238	9,015	(4,906)	5,345
Total revenue	113	15,652	37,070	(5,172)	47,663
Contract benefits and expenses
Net benefits and claims	-	13,292	27,718	(4,241)	36,769
Commissions, investment and general expenses	13	1,567	6,628	(679)	7,529
Other expenses	213	115	753	(252)	829
Total contract benefits and expenses	226	14,974	35,099	(5,172)	45,127
Income (loss) before income taxes	(113)	678	1,971	-	2,536
Income tax (expense) recovery	30	(66)	(554)	-	(590)
Income (loss) after income taxes	(83)	612	1,417	-	1,946
Equity in net income (loss) of unconsolidated subsidiaries	2,106	627	1,239	(3,972)	-
Net income (loss)	$2,023	$1,239	$2,656	$(3,972)	$1,946
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$76	$-	$76
Participating policyholders	-	(1)	(153)	1	(153)
Shareholders	2,023	1,240	2,733	(3,973)	2,023
	$2,023	$1,239	$2,656	$(3,972)	$1,946

For the six months ended
June 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$2,414	$14,591	$-	$17,005
Net investment income (loss)	131	7,854	15,920	(337)	23,568
Net other revenue	11	1,549	6,295	(2,659)	5,196
Total revenue	142	11,817	36,806	(2,996)	45,769
Contract benefits and expenses
Net benefits and claims	-	9,756	25,228	(1,922)	33,062
Commissions, investment and general expenses	13	1,579	6,765	(771)	7,586
Other expenses	206	93	845	(303)	841
Total contract benefits and expenses	219	11,428	32,838	(2,996)	41,489
Income (loss) before income taxes	(77)	389	3,968	-	4,280
Income tax (expense) recovery	20	(29)	(520)	-	(529)
Income (loss) after income taxes	(57)	360	3,448	-	3,751
Equity in net income (loss) of unconsolidated subsidiaries	3,708	291	651	(4,650)	-
Net income (loss)	$3,651	$651	$4,099	$(4,650)	$3,751
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$151	$-	$151
Participating policyholders	-	(2)	(51)	2	(51)
Shareholders	3,651	653	3,999	(4,652)	3,651
	$3,651	$651	$4,099	$(4,650)	$3,751

Manulife Financial Corporation - Second Quarter 2020

Consolidated Statement of Cash Flows
For the six months ended June 30, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,023	$1,239	$2,656	$(3,972)	$1,946
Adjustments:
Equity in net income of unconsolidated subsidiaries	(2,106)	(627)	(1,239)	3,972	-
Increase (decrease) in insurance contract liabilities	-	6,655	18,155	-	24,810
Increase (decrease) in investment contract liabilities	-	25	79	-	104
(Increase) decrease in reinsurance assets excluding coinsurance transactions	-	(6)	298	-	292
Amortization of (premium) discount on invested assets	-	25	42	-	67
Other amortization	3	73	259	-	335
Net realized and unrealized (gains) losses and impairment on assets	(10)	(9,843)	(8,072)	-	(17,925)
Deferred income tax expense (recovery)	(30)	(163)	666	-	473
Stock option expense	-	1	6	-	7
Cash provided by (used in) operating activities before undernoted items	(120)	(2,621)	12,850	-	10,109
Dividends from unconsolidated subsidiary	-	166	168	(334)	-
Changes in policy related and operating receivables and payables	44	10,305	(11,572)	-	(1,223)
Cash provided by (used in) operating activities	(76)	7,850	1,446	(334)	8,886
Investing activities
Purchases and mortgage advances	-	(20,193)	(39,640)	-	(59,833)
Disposals and repayments	-	16,316	40,607	-	56,923
Changes in investment broker net receivables and payables	-	(708)	(448)	-	(1,156)
Investment in common shares of subsidiaries	(2,000)	-	-	2,000	-
Return of capital from unconsolidated subsidiaries	-	1	-	(1)	-
Notes receivable from parent	-	-	(31,660)	31,660	-
Notes receivable from subsidiaries	(31,130)	-	-	31,130	-
Cash provided by (used in) investing activities	(33,130)	(4,584)	(31,141)	64,789	(4,066)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	(56)	-	(56)
Issue of long-term debt, net	960	-	-	-	960
Issue of capital instruments, net	1,990	-	-	-	1,990
Redemption of capital instruments	-	-	(1,250)	-	(1,250)
Secured borrowings	-	709	283	-	992
Changes in deposits from Bank clients, net	-	-	(78)	-	(78)
Lease payments	-	(4)	(62)	-	(66)
Shareholders' dividends paid in cash	(1,168)	-	-	-	(1,168)
Dividends paid to parent	-	(168)	(166)	334	-
Contributions from (distributions to) non-controlling interests, net	-	-	4	-	4
Common shares repurchased	(253)	-	-	-	(253)
Common shares issued, net	19	-	2,000	(2,000)	19
Return of capital to parent	-	-	(1)	1	-
Notes payable to parent	-	-	31,130	(31,130)	-
Notes payable to subsidiaries	31,660	-	-	(31,660)	-
Cash provided by (used in) financing activities	33,208	537	31,804	(64,455)	1,094
Cash and short-term securities
Increase (decrease) during the period	2	3,803	2,109	-	5,914
Effect of foreign exchange rate changes on cash and short-term securities	2	150	286	-	438
Balance, beginning of period	22	2,564	16,962	-	19,548
Balance, end of period	26	6,517	19,357	-	25,900
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	22	3,058	17,220	-	20,300
Net payments in transit, included in other liabilities	-	(494)	(258)	-	(752)
Net cash and short-term securities, beginning of period	22	2,564	16,962	-	19,548
End of period
Gross cash and short-term securities	26	6,966	19,691	-	26,683
Net payments in transit, included in other liabilities	-	(449)	(334)	-	(783)
Net cash and short-term securities, end of period	$26	$6,517	$19,357	$-	$25,900
Supplemental disclosures on cash flow information:
Interest received	$131	$2,080	$3,817	$(305)	$5,723
Interest paid	198	48	691	(305)	632
Income taxes paid (refund)	-	2	295	-	297

Manulife Financial Corporation - Second Quarter 2020

Consolidated Statement of Cash Flows
For the six months ended June 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,651	$651	$4,099	$(4,650)	$3,751
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,708)	(291)	(651)	4,650	-
Increase (decrease) in insurance contract liabilities	-	6,816	14,620	-	21,436
Increase (decrease) in investment contract liabilities	-	27	83	-	110
(Increase) decrease in reinsurance assets excluding coinsurance transactions	-	(917)	1,668	-	751
Amortization of (premium) discount on invested assets	-	17	42	-	59
Other amortization	2	60	250	-	312
Net realized and unrealized (gains) losses and impairment on assets	(4)	(5,411)	(11,924)	-	(17,339)
Deferred income tax expense (recovery)	(20)	(29)	252	-	203
Stock option expense	-	(1)	7	-	6
Cash provided by (used in) operating activities before undernoted items	(79)	922	8,446	-	9,289
Dividends from unconsolidated subsidiary	-	18	-	(18)	-
Changes in policy related and operating receivables and payables	(158)	(537)	729	-	34
Cash provided by (used in) operating activities	(237)	403	9,175	(18)	9,323
Investing activities
Purchases and mortgage advances	-	(12,481)	(27,445)	-	(39,926)
Disposals and repayments	-	11,538	19,558	-	31,096
Changes in investment broker net receivables and payables	-	(66)	332	-	266
Net cash flows from acquisition and disposal of subsidiaries and businesses	-	-	253	-	253
Return of capital from unconsolidated subsidiaries	-	134	-	(134)	-
Notes receivable from parent	-	-	(23,197)	23,197	-
Notes receivable from subsidiaries	(21,682)	-	-	21,682	-
Cash provided by (used in) investing activities	(21,682)	(875)	(30,499)	44,745	(8,311)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	254	-	254
Redemption of capital instruments	-	-	(500)	-	(500)
Changes in deposits from Bank clients, net	-	-	1,488	-	1,488
Lease payments	-	(4)	(51)	-	(55)
Shareholders' dividends paid in cash	(687)	-	-	-	(687)
Dividends paid to parent	-	-	(18)	18	-
Contributions from (distributions to) non-controlling interests, net	-	-	(3)	-	(3)
Common shares repurchased	(626)	-	-	-	(626)
Common shares issued, net	48	-	-	-	48
Return of capital to parent	-	-	(134)	134	-
Notes payable to parent	-	-	21,682	(21,682)	-
Notes payable to subsidiaries	23,197	-	-	(23,197)	-
Cash provided by (used in) financing activities	21,932	(4)	22,718	(44,727)	(81)
Cash and short-term securities
Increase (decrease) during the period	13	(476)	1,394	-	931
Effect of foreign exchange rate changes on cash and short-term securities	(1)	(109)	(267)	-	(377)
Balance, beginning of period	21	2,317	13,044	-	15,382
Balance, end of period	33	1,732	14,171	-	15,936
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	21	2,783	13,411	-	16,215
Net payments in transit, included in other liabilities	-	(466)	(367)	-	(833)
Net cash and short-term securities, beginning of period	21	2,317	13,044	-	15,382
End of period
Gross cash and short-term securities	33	2,308	14,429	-	16,770
Net payments in transit, included in other liabilities	-	(576)	(258)	-	(834)
Net cash and short-term securities, end of period	$33	$1,732	$14,171	$-	$15,936
Supplemental disclosures on cash flow information:
Interest received	$127	$2,145	$3,791	$(302)	$5,761
Interest paid	207	33	680	(302)	618
Income taxes paid (refund)	3	(808)	500	-	(305)
Note 16	Comparatives

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Manulife Financial Corporation - Second Quarter 2020

SHAREHOLDER INFORMATION

 MANULIFE FINANCIAL CORPORATION
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Online: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our website at www.manulife.com
 E-mail: InvestRel@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries, please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS
 Canada
 AST Trust Company (Canada)
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com/ca-en
 AST Trust Company (Canada) offices are also
 located in Toronto, Vancouver and Calgary.

 United States
 American Stock Transfer & Trust Company, LLC
 P.O. Box 199036
 Brooklyn, NY
 United States  11219
 Toll Free: 1 800 249-7702
 Collect: 416 682-3864
 E-mail: manulifeinquiries@astfinancial.com
 Online: www.astfinancial.com

 Hong Kong
 Tricor Investor Services Limited
 Level 54, Hopewell Centre
 183 Queen's Road East
 Wan Chai, Hong Kong
 Telephone: 852 2980-1333
 Email: is-enquiries@hk.tricorglobal.com
 Online: www.tricorglobal.com/services/investor-services

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Metro Manila, Philippines
 Telephone: 632 5318-8567
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are
 available online at www.manulife.com

· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholders Reports
· Public Accountability Statement
· Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2020, Manulife had total capital of C$61.8 billion, including C$52.6 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength ratings are among the strongest in the insurance industry.

Rating Agency S&P Global Ratings	MLI Rating AA-	Rank (4th of 21 ratings)
Moody’s Investors Services Inc.	A1	(5th of 21 ratings)
Fitch Ratings Inc.	AA-	(4th of 21 ratings)
DBRS Limited	AA (low)	(4th of 22 ratings)
A.M. Best Company	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices, including the average daily trading volume for Manulife Financial Corporation’s common stock on the Canadian exchanges, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at June 30, 2020, there were 1,940 million common shares outstanding.
April 1 – June 30, 2020	Canada Canadian $	U.S. United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$20.14	$15.08	$117.00	P 718
Low	$15.36	$10.86	$88.00	P 600
Close	$18.47	$13.62	$103.00	P 610
Average Daily Volume (000)	13,627	3,823	152	0.04
Manulife Financial Corporation - Second Quarter 2020

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Manulife Financial Corporation - Second Quarter 2020